UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company)

KINTERA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49720P506 (Common Stock)

(CUSIP Number of Class of Securities)

Richard LaBarbera

President and Chief Executive Officer

9605 Scranton Road, Suite 200

San Diego, California 92121

(858) 795-3000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Scott M. Stanton, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) The name of the subject company is Kintera, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 9605 Scranton Road, Suite 200, San Diego, California 92121; and its telephone number is: (858) 795-3000.

(b) The titles of the classes of equity securities to which this statement relates is the Company’s common stock, par value $0.001 per share (the “Common Stock” or the “Tender Shares”). As of the close of business on May 29, 2008, there were 40,120,231 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Information about the Offer (as defined below) may be found on the Company’s website at www.kintera.com.

(b) Tender Offer. This statement relates to a tender offer by Eucalyptus Acquisition Corporation, a Delaware corporation (“Offeror”), and a wholly-owned subsidiary of Blackbaud, Inc., a Delaware corporation (“Blackbaud”), disclosed in a Tender Offer Statement on Schedule TO, dated June 9, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock, at a per share purchase price of $1.12 in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 29, 2008 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Offeror, Blackbaud and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Offeror or Blackbaud, which will be cancelled, (b) the Company, which will be cancelled, and (c) stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the Effective Time, the Company will continue as a wholly-owned subsidiary of Blackbaud (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”) and will be removed from trading on the Nasdaq Global Market. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Blackbaud and Offeror is 2000 Daniel Island Drive Charleston, South Carolina 29492, and their telephone number is (843) 216-6200.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the “Information Statement”) as Annex II or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Blackbaud, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 issued under the Exchange Act in connection with Blackbaud’s right, after accepting Tender Shares for payment, to designate persons to the Board of Directors of the Company (the “Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a) Arrangements with Current Executive Officers and Directors of the Company.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Cash Consideration Payable Pursuant to the Offer.

If each of the directors and executive officers of the Company were to tender the Tender Shares each owns for purchase pursuant to the Offer as each has agreed to pursuant to the Tender and Support Agreement (as defined below), each would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive the Offer Price, without interest.

As of May 29, 2008, the Company’s directors and executive officers owned in the aggregate 4,131,953 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock). If the directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and such shares of Common Stock were purchased by Offeror at the Offer Price, the directors and executive officers would receive an aggregate of $4,627,787 in cash, without interest and less any required withholding taxes.

For a discussion of the treatment of options held by the directors and executive officers of the Company, please refer to the discussion below in the Sections of this Schedule 14D titled “Treatment of Restricted Stock and Options Held by Current Non-Employee Directors” and “Treatment of Options Held by Executive Officers.”

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Amended and Restated Bylaws of the Company (the “Bylaws”) provides that the Company is required to indemnify its officers and directors under certain circumstances.

The Company also has entered into indemnification agreements with its directors and certain former officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require the Company, among other things, to indemnify such directors and former officers against certain liabilities that may arise by reason of their status or service as directors, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to extend directors’ insurance coverage to such directors to the extent the Company maintains a directors’ and officers’ insurance policy or policies. The description of the indemnification agreements entered into with the Company’s directors and certain former officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(6), which is incorporated herein by reference.

Pursuant to the Merger Agreement, Blackbaud has agreed to cause the Surviving Corporation to assume, comply with and fulfill, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current and former directors and officers of the Company and its subsidiaries (the “Indemnified Persons”), as provided in their respective certificates of incorporation or bylaws, and any indemnification agreements between the Company and such current and former directors as in effect as of the date of the Merger Agreement.

Blackbaud has agreed to cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Persons as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Persons, unless such modification is required by applicable law.

Pursuant to the Merger Agreement, prior to the Effective Time, the Company shall purchase a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide each Indemnified Person with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company’s existing officers’ and directors’ liability insurance, or, if the Company has not obtained such tail policy, the Surviving Corporation shall purchase such policy provided that the aggregate premium is not greater than 300% of the annual premium paid by the Company for such existing insurance, and provided, further, that if such 300% of the annual premium paid by the Company for such existing insurance is not sufficient for such coverage, the Surviving Corporation may, at its option, spend up to that amount to purchase the greatest coverage as may be obtained with such amount.

Employment and Change of Control Arrangements with the Company.

Executive Employment Agreement with Richard LaBarbera.

On August 1, 2007, the Company entered into an Executive Employment Agreement with Mr. LaBarbera, the Company’s Chief Executive Officer, providing that if, within two months before and two years following a change of control of the Company, Mr. LaBarbera is terminated by the Company other than for cause or terminates his employment for good reason, Mr. LaBarbera shall be entitled to the following severance benefits: (i) payment in a lump sum of his annual base salary in effect at the time of termination; (ii) payment in a lump sum of the maximum annual bonus for which he is eligible at the time of termination, calculated based upon the bonus period in which the termination occurs; (iii) certain medical, dental, life insurance and other benefits to be continued post-employment for the twelve-month period following such termination; and (iv) full vesting of all restricted stock and unvested stock options granted by the Company to Mr. LaBarbera prior to the change of control. The consummation of the Offer would constitute a change of control under the Executive Employment Agreement.

For purposes of the agreement, “good reason” means: (i) relocation of the principal place of service to a location that is more than 50 miles from the Company’s current headquarters; (ii) failure to pay or a reduction in his salary in effect immediately prior to the change of control; (iii) failure to provide a package of welfare benefit plans that, taken as a whole, provide substantially similar benefits to those provided prior to the change of control, or failure to provide any other fringe benefits which were in effect for the benefit of any employee; or (iv) a change in position with the Company which materially reduces his level of responsibility.

The description of the Executive Employment Agreement with Mr. LaBarbera is qualified in its entirety by reference to the Executive Employment Agreement filed as Exhibit (e)(7), which is incorporated herein by reference.

Change of Control Agreements with Current Executive Officers.

The Company has entered into Change of Control and Termination of Employment Agreements with Richard Davidson, Chief Financial Officer of the Company, Scott Crowder, Chief Technology Officer and Senior Vice President of the Company, Alexander Fitzpatrick, General Counsel and Senior Vice President of the Company, and Jeff Kuligowski, Senior Vice President, Sales of the Company. These agreements all provide that if, within two months before and two years following a change of control of the Company, the executive officer is terminated by the Company other than for cause or terminates his employment for good reason, the executive officer shall be entitled to the following severance benefits: (i) payment in a lump sum of his annual base salary in effect at the time of termination; (ii) payment in a lump sum of the maximum annual bonus for which he is eligible at the time of termination, calculated based upon the bonus period in which the termination occurs (or, in the case of Mr. Kuligowski, payment of the remaining unpaid maximum variable annual sales compensation for which he is eligible); (iii) certain medical, dental, life insurance and other benefits to be continued post-employment for the twelve-month period following such termination; and (iv) full vesting of all restricted stock and unvested stock options granted by the Company to the executive officer prior to the change of control. The consummation of the Offer would constitute a change of control under these agreements.

For purposes of the agreement, “good reason” means: (i) relocation of the principal place of service to a location that is more than 50 miles from the Company’s current headquarters; (ii) failure to pay or a reduction in the base salary in effect for the executive officer immediately prior to the change of control; (iii) failure to provide a package of welfare benefit plans that, taken as a whole, provide substantially similar benefits to those provided prior to the change of control, or failure to provide any other fringe benefits which were in effect for the benefit of any employee; or (iv) a change in position with the Company which materially reduces the executive’s level of responsibility.

The description of the Change of Control and Termination of Employment Agreements is qualified in its entirety by reference to the Form of Change of Control and Termination of Employment Agreement filed as Exhibit (e)(8), which is incorporated herein by reference.

Executive Officer Employment Arrangements with Blackbaud.

Each of the Company’s executive officers has agreed to enter into an employment agreement with Blackbaud, each such agreement to be effective upon the completion of the transaction. The agreements provide for lump sum cash payments to each executive officer in full settlement of the severance benefits described above. In addition, the agreements provide for payment of a bonus in shares of Blackbaud common stock conditioned upon the executive officer remaining with Blackbaud through a specific date (and, in the case of Mr. LaBarbera, the achievement of certain performance targets).

Agreement with Richard LaBarbera

Pursuant to the terms of the proposed employment agreement with Blackbaud, Mr. LaBarbera will serve as Senior Vice President of Blackbaud and CEO of the Kintera division of Blackbaud. Mr. LaBarbera will receive an annual base salary of $330,000 and will be eligible to receive a one-time bonus of approximately $330,000 in Blackbaud common stock conditioned upon (i) his continuous employment with Blackbaud for 12 months following the effective date of his employment with Blackbaud and (ii) the achievement of certain performance targets. If Mr. LaBarbera terminates his employment for good reason or Blackbaud terminates him without cause, Mr. LaBarbera is eligible to receive the total performance bonus earned through the date of such termination of employment. Until the earlier of the date on which he ceases to be employed by Blackbaud or December 31, 2009, Blackbaud will continue to reimburse him for maintaining his home in San Diego, California, in amounts not to exceed $20,000 for 2008 and $22,000 for 2009. In addition, Mr. LaBarbera will receive a single lump sum cash payment of $561,000 within 15 days of the effective date of his employment with Blackbaud, in settlement of the severance benefits he is eligible to receive pursuant to his employment agreement with the Company. The above description is qualified in its entirety by reference to the Employment Agreement filed as Exhibit (e)(9), which is incorporated herein by reference.

Agreement with Richard Davidson

Pursuant to the terms of the proposed employment agreement with Blackbaud, Mr. Davidson will serve as Vice President of Blackbaud and CFO of the Kintera division of Blackbaud. Mr. Davidson will receive an annual base salary of $250,000 and will be eligible to receive a one-time bonus of approximately $250,000 in Blackbaud common stock conditioned upon his continuous employment with Blackbaud through March 31, 2009. If Mr. Davidson terminates his employment for good reason or Blackbaud terminates him without cause prior to March 31, 2009, Mr. Davidson is eligible to receive payment of his base salary through March 31, 2009 and full payment of his one-time bonus. In addition, Mr. Davidson will receive a single lump sum cash payment of $375,000 within 15 days of the effective date of his employment with Blackbaud, in settlement of the severance benefits he is eligible to receive pursuant to his change of control agreement with the Company. The above description is qualified in its entirety by reference to the Employment Agreement filed as Exhibit (e)(10), which is incorporated herein by reference.

Agreement with Scott Crowder

Pursuant to the terms of the proposed employment agreement with Blackbaud, Mr. Crowder will serve as Vice President of Blackbaud and Chief Technology Officer of the Kintera division of Blackbaud. Mr. Crowder will receive an annual base salary of $235,000 and will be eligible to receive a one-time bonus of approximately $117,500 in Blackbaud common stock conditioned upon his continuous employment with Blackbaud through February 16, 2009. If Mr. Crowder terminates his employment for good reason or Blackbaud terminates him without cause prior to February 16, 2009, Mr. Crowder is eligible to receive payment of his base salary through February 16, 2009 and full payment of his one-time bonus. Subject to approval by Blackbaud’s board of directors, Mr. Crowder will also be granted $300,000 in restricted shares of Blackbaud common stock, which will vest equally over four years from the date of grant. In addition, Mr. Crowder will receive a single lump sum cash payment of $352,500 within 15 days of the effective date of his employment with Blackbaud, in settlement of the severance benefits he is eligible to receive pursuant to his change of control agreement with the Company. The above description is qualified in its entirety by reference to the Employment Agreement filed as Exhibit (e)(11), which is incorporated herein by reference.

Agreement with Alexander Fitzpatrick

Pursuant to the terms of the proposed employment agreement with Blackbaud, Mr. Fitzpatrick will serve as Vice President of Blackbaud and General Counsel of the Kintera division of Blackbaud. Mr. Fitzpatrick will receive an annual base salary of $230,000 and will be eligible to receive a one-time bonus of approximately $115,000 in Blackbaud common stock conditioned upon his continuous employment with Blackbaud through February 16, 2009. If Mr. Fitzpatrick terminates his employment for good reason or Blackbaud terminates him without cause prior to February 16, 2009, Mr. Fitzpatrick is eligible to receive payment of his base salary through February 16, 2009 and full payment of his one-time bonus. If Mr. Fitzpatrick terminates his employment without good reason prior to February 16, 2009 but after October 31, 2008, Mr. Fitzpatrick is eligible to receive a prorated portion of the one-time bonus. In addition, Mr. Fitzpatrick will receive a single lump sum cash payment of $345,000 within 15 days of the effective date of his employment with Blackbaud, in settlement of the severance benefits he is eligible to receive pursuant to his change of control agreement with the Company. The above description is qualified in its entirety by reference to the Employment Agreement filed as Exhibit (e)(12), which is incorporated herein by reference.

Agreement with Jeff Kuligowski

Pursuant to the terms of the proposed employment agreement with Blackbaud, Mr. Kuligowski will serve as Vice President of Sales of the Kintera division of Blackbaud. Mr. Kuligowski will receive an annual base salary of $250,000 and will be eligible to receive a one-time bonus of approximately $100,000 in Blackbaud common stock conditioned upon his continuous employment with Blackbaud through February 16, 2009. If Mr. Kuligowski terminates his employment for good reason or Blackbaud terminates him without cause prior to

February 16, 2009, Mr. Kuligowski is eligible to receive payment of his base salary through February 16, 2009 and full payment of his one-time bonus. Subject to approval by Blackbaud’s board of directors, Mr. Kuligowski will also be granted $300,000 in restricted shares of Blackbaud common stock, which will vest equally over four years from the date of grant. In addition, Mr. Kuligowski will receive a single lump sum cash payment of $400,000 within 15 days of the effective date of his employment with Blackbaud, in settlement of the severance benefits he is eligible to receive pursuant to his change of control agreement with the Company. The above description is qualified in its entirety by reference to the Employment Agreement filed as Exhibit (e)(13), which is incorporated herein by reference.

Treatment of Restricted Stock and Options Held by Current Non-Employee Directors.

Pursuant to the terms of the Merger Agreement, any outstanding option to purchase Common Stock, whether vested or unvested, with an exercise price equal to or greater than the Offer Price shall be cancelled, and each outstanding option to purchase Common Stock with an exercise price less than the Offer Price (an “In-the-Money Option”) shall be assumed by Blackbaud and converted into an option to purchase shares of Blackbaud common stock equal in value to the Offer Price, based on a price per share of Blackbaud’s common stock equal to the average closing price over the 20 trading days ending two (2) days prior to the closing of the Merger, and shall have the same vesting schedule and other terms as provided in the existing option. In addition, vesting will accelerate in connection with the change of control with respect to any unvested shares of restricted stock received by non-employee directors under the Kintera, Inc. 2003 Equity Incentive Plan.

As of June 1, 2008, one non-employee director held In-The-Money Options to purchase 10,000 shares of Common Stock with an exercise price of $0.80, all of which were vested as of that date. As of June 1, 2008, the Company’s non-employee directors held 73,652 shares of unvested restricted stock.

Treatment of Options held by Executive Officers.

Pursuant to the terms of the Company’s agreements with its executive officers, any unvested outstanding options to purchase Common Stock issued under the 2003 Plan held by such executive officer will fully vest if such executive officer (i) is terminated by the Company without cause or (ii) terminates his employment for good reason within six months after a change of control. The consummation of the Offer will constitute a change of control pursuant to such change of control severance agreement and/or employment agreement.

Pursuant to the Merger Agreement, any outstanding option to purchase Common Stock, whether vested or unvested, with an exercise price equal to or greater than the Offer Price shall be cancelled, and each outstanding In-the-Money Option shall be assumed by Blackbaud and converted into an option to purchase shares of Blackbaud common stock equal in value to the Offer Price, based on a price per share of Blackbaud’s common stock equal to the average closing price over the 20 trading days ending two (2) days prior to the closing of the Merger, and shall have the same vesting schedule and other terms as provided in the existing option.

As of June 1, 2008, the Company’s executive officers held in the aggregate In-The-Money Options to purchase 650,000 shares of Common Stock with an exercise price of $0.55 per share, all of which were unvested as of that date. No executive officers hold shares of unvested restricted stock.

(b) Arrangements with Offeror and Blackbaud.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Sections 1 and 15 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Support Agreement.

The summary of the Tender and Support Agreement (the “Tender and Support Agreement”), dated as of May 29, 2008, by and between each of the directors, executive officers and certain stockholders of the Company and Blackbaud, contained in Section 13 of the Offer to Purchase, is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender and Support Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Mutual Nondisclosure Agreement.

On February 7, 2008, the Company and Blackbaud entered into a mutual nondisclosure agreement (the “Nondisclosure Agreement”). Each party agreed that any information furnished to it would be kept confidential for a period of three (3) years from the date of disclosure, and would be used only for the purpose of evaluating a possible transaction. Each party also agreed, among other things, to restrict access of all confidential information received from the other party to only those employees and consultants of the receiving party who need to be informed of such confidential information for the purpose of evaluating a possible transaction between the parties, and only if such employees and consultants sign agreements of confidentiality that contain substantially the same obligations contained in the Nondisclosure Agreement. The description of the Nondisclosure Agreement is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(3).

Addendum to Mutual Nondisclosure Agreement.

On April 29, 2008, the Company and Blackbaud entered into an Addendum to the Nondisclosure Agreement (the “Addendum”), pursuant to which each party agreed that, for a period of one year following the date of the Nondisclosure Agreement, it will not directly or indirectly employ or solicit the employment of (i) any key technical or management personnel who has been introduced by the other party in connection with, or is otherwise involved in discussions regarding, the possible transaction, or (ii) any officer of the other party or its affiliates. In addition, Blackbaud agreed not to (i) purchase or otherwise acquire ownership of any securities of the Company, (ii) seek to control or influence management of the Company, (iii) solicit proxies or seek to influence the vote with respect to any voting securities of the Company, (iv) form or join a “group” (within the meaning of Rule 13d-3 of the Exchange Act) with respect to the securities of the Company, (v) make any public disclosure, or take any action that could require the Company to make any public disclosure, with respect to any proposed transaction until the occurrence of certain events, (vi) make a proposal with respect to a proposed transaction unless the proposal is directed to the board of directors of the Company, or (vii) enter into any discussions, negotiations or arrangements with any third party with respect to the matters described in the Addendum (these restrictions, the “Standstill”). The terms of the Standstill lapse at the earlier of (x) such time as (A) the Company enters into an agreement contemplating the acquisition of at least 50% of its outstanding securities, (B) any stockholder of the Company holding more than 5% of the Company’s outstanding stock disposes of greater than 50% of his holdings, or (C) a person or group commences a tender offer or undertakes a proxy contest that would, if successful, result in a change of control of the Company, or (y) six (6) months from the date of the Addendum. The description of the Addendum is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(4).

Exclusivity Agreement.

On May 20, 2008, the Company and Blackbaud entered into a letter agreement providing that (among other things) the Company and its representatives and affiliates would not: (i) enter into any agreement, understanding or arrangement with any third party relating to an acquisition proposal; (ii) engage in discussions with any third party regarding any acquisition; (iii) provide any information regarding the Company to any third party in connection with an acquisition proposal; or (iv) solicit or encourage the submission of an acquisition proposal, until the earlier of May 30, 2008 or the date on which the Company and Blackbaud entered into a definitive merger agreement. The description of the letter agreement is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(5).

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on May 29, 2008, the Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders; (ii) approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer and tender their Tender Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

(b) Background and Reasons for the Recommendation.

Background of the Merger and the Offer.

The Company’s board of directors has discussed from time to time the possibility of pursuing strategic alternatives for the Company in light of market, economic, competitive and other conditions and developments. In this regard, the Company had engaged a financial advisor in January 2006 to evaluate a potential strategic combination with a mid-sized e-commerce software company. Discussions with that company were abandoned at a very preliminary stage when strategic and valuation issues could not be resolved, and the engagement with the financial advisor was terminated.

In the fall of 2007, the Company was completing a series of cost reduction measures that were begun earlier that year to minimize the Company’s cash burn rate. At the same time, the Board was continuing to evaluate the Company’s strategic plan to grow revenues and compete effectively with the smaller infrastructure resulting from the cost reduction measures. In August 2007, Mitchell Tuchman, one of the Company’s directors, received an unsolicited inquiry from a private equity firm (“PE Firm B”) regarding a potential investment in Kintera. Prompted in part by this inquiry and in furtherance of the Board’s continuing strategic review, Mr. Tuchman proposed that the board increase its activities in support of the Company’s strategic planning activities. To facilitate this effort, the board of directors formed in September 2007 an ad hoc Strategic Development Committee (the “SDC”) eventually comprised of three board members: Mr.Tuchman, Deborah Rieman and Dr. Harry Gruber. The mission of the SDC was to help discharge the Board’s responsibilities relating to supporting Kintera management in a variety of critical strategic issues, including: 1) creating sales strategies and recruiting sales, marketing and professional services executives; 2) planning product strategies and roadmaps in the context of the rapidly changing market and competitive environment; 3) defining with management ways to measure the effects of strategies and initiatives; and 4) evaluating other strategic opportunities to create stockholder value. In furtherance of its responsibilities, from October 2007 through January 2008 the SDC conducted a number of meetings with management and other key employees at Kintera headquarters to discuss Kintera’s strengths, weaknesses, opportunities and challenges.

In October 2007, Alfred Berkeley, Kintera’s Chairman of the Board, received an unsolicited inquiry from a financial advisor representing a large international software company (“Company A”). The financial advisor informed Mr. Berkeley that Company A was interested in meeting with the management of Kintera to obtain information about Kintera’s business in order to evaluate whether a strategic combination or partnership could be beneficial. On December 12, 2007, the financial advisor spoke via telephone with Richard LaBarbera, Kintera’s Chief Executive Officer, and expressed Company A’s interest in beginning a dialogue over the next one to two months about a potential strategic combination.

On November 7, 2007, the Company released its results of operations for the third quarter of 2007 and announced that it had achieved positive adjusted EBITDA for that period. At the same time, the Company announced that it anticipated that operating results for the fourth quarter of 2007 would be lower due to seasonality and other factors.

On November 9, 2007, Mr. LaBarbera was visiting Atlanta on business and arranged a meeting with Marc Chardon, the President and Chief Executive Officer of Blackbaud, at a hotel in Atlanta. Mr. LaBarbera had extended the invitation to Mr. Chardon in order to have a conversation about the state of the market for software and services for nonprofit organizations. At the conclusion of the meeting, Mr. Chardon inquired about Kintera’s interest in partnering with Blackbaud, and Mr. LaBarbera replied that he would inform the Kintera board of directors of the inquiry. Following that meeting, Mr. LaBarbera spoke with several members of the board about Mr. Chardon’s inquiry and had further discussions with Mr. Chardon. At a meeting of the board of directors held on November 26, 2007, Mr. LaBarbera informed the full board about his conversations with Mr. Chardon. The board discussed the situation at length and acknowledged that a transaction was potentially interesting. However, the board concluded that it was important for the SDC to complete its work before the board could make a fully informed decision regarding the appropriate value of Kintera’s enterprise. As a result, Mr. LaBarbera was instructed to, and did, inform Mr. Chardon that the board was considering his inquiry and would respond in due course after it completed an internal strategy review.

Subsequent to the November 26, 2007 board call, members of the SDC contacted financial advisors who had performed investment banking and financial advisory services for Kintera in the past to discuss the appropriate response to the inquiries from Company A and Blackbaud. On December 6, 2007, the financial advisory team delivered a presentation to the SDC, other members of the board, management and a representative of Morrison & Foerster LLP (“Morrison”), Kintera’s outside legal counsel. The discussion during the SDC meeting included a consideration of potential buyers of Kintera as well as different approaches to conducting a sale process. The SDC considered, with input from the other participants in the meeting, the advisability of (a) pursuing the indications of interest from Company A and Blackbaud without contacting other potential buyers, (b) pursuing a focused process in which a limited number of qualified buyers are contacted after screening by Kintera’s financial advisor and management and (c) conducting a broad auction. While no definitive determination was made, the participants in the meeting generally concurred that alternative (a) was not desirable because of the risk it would not provide sufficient evidence of the market value of Kintera’s enterprise and that alternative (c) was not desirable because it would be very disruptive to Kintera’s ongoing operations and customer relations. Following the meeting, the SDC, working with other members of the board and management, continued its work of evaluating Kintera’s strategic alternatives and plans for building its enterprise. At the same time, the financial advisory team conducted in-person and telephonic meetings with management and members of the SDC to evaluate Kintera’s financial condition and prospects.

In January 2008, a representative of an investment firm (“PE Firm A”) contacted Mr. Berkeley to express interest in evaluating a strategic investment in, or acquisition of, Kintera. Mr. Berkeley put PE Firm A in contact with the SDC.

On January 30, 2008, the Kintera management presented its financial operating plan for 2008 at a board meeting. After reviewing management’s presentation, the board discussed the significant challenges facing the Company, including the possibility that additional financing could be required and the difficulty of obtaining that financing if revenue levels did not increase. The SDC reported to the board that it had been continuing to meet with the financial advisory team to develop a plan for exploring the specific indications of interest from Company A, PE Firm A and Blackbaud, and for contacting other potential buyers.

The SDC also reported that the financial advisory team was in contact with Blackbaud and had communicated some valuation concepts to Blackbaud. In particular, the financial advisory team had communicated that Kintera would require a commitment from Blackbaud that valuation would be based on metrics other than Kintera’s current stock price before proceeding with detailed due diligence. Based in part on communications received from Blackbaud’s financial advisor, Evercore Group L.L.C., regarding valuation approaches, the SDC determined that it would be beneficial to facilitate a meeting between Blackbaud management and Kintera personnel to discuss technology and product driven issues. The board also discussed PE Firm A and concluded that it was advisable to involve PE Firm A in the process and to have them work with the SDC and the financial advisory team once appropriate non-disclosure and standstill agreements had been executed.

On February 1, 2008, the SDC and a non-management employee of Kintera with technical and product expertise met with the financial advisory team in the San Francisco Bay Area to discuss the product roadmap and the communications strategy for the meeting with Blackbaud. The meeting focused on issues related to the strategic and technical fit of Kintera and Blackbaud.

On February 7, 2008, the Company executed a Non-Disclosure Agreement with Blackbaud to facilitate its due diligence review in connection with a possible acquisition of the Company.

On February 8, 2008, a non-management employee of Kintera with technical and product expertise and the financial advisory team met with representatives of Blackbaud in Charleston, South Carolina to present information on technology and product issues.

On February 11, 2008, the Kintera board held a meeting at which members of management, representatives of the financial advisory team and a representative of Morrison attended. Representatives of the financial advisory team updated the board on the meeting with Blackbaud on February 8, 2008 and reported that Evercore had subsequently informed them that it was unable to provide a meaningful indication of the value Blackbaud would place on Kintera without access to detailed financial information. The board then discussed the advisability of contacting private equity firms to inquire as to their interest in an acquisition of Kintera. After a discussion of the potential risks and rewards of involving private equity firms in the process, the board determined that it would include private equity firms in any process. The full board then considered, with input from the other participants in the meeting, the advisability of (a) pursuing the indications of interest from Company A and Blackbaud without contacting other potential buyers, (b) pursuing a focused process in which a limited number of qualified buyers are contacted after screening by Kintera’s financial advisor and management and (c) conducting a broad auction. Based in part upon the advice of Morrison and the financial advisory team, the board concluded that alternative (a) was not desirable because of the risk it would not provide sufficient evidence of the market value of Kintera’s enterprise and that alternative (c) was not desirable because it would be very disruptive to Kintera’s ongoing operations and customer relations. Further, in light of the challenges facing Kintera on a stand-alone basis and the potential to achieve a beneficial sale of Kintera to one of the interested parties, the board directed the financial advisory team and management to actively engage in a focused process with a limited number of qualified buyers, including both strategic and financial buyers. The board also determined that the process from this point forward should be overseen by Robert Korzinewski and Mitchell Tuchman, both independent members of the board with experience in such matters, together with Dr. Gruber as representatives of the board with authority to direct the activities of the financial advisory team and management in communicating with interested parties.

Between the February 11 meeting and February 28, 2008, the financial advisory team contacted 12 private equity firms to inquire as to their interest in evaluating a potential acquisition of Kintera. On February 22, 2008, a private software company (“Company B”) initiated contact with Mr. LaBarbera about a potential partnership.

On February 25, the SDC held a call with the financial advisory team. The financial advisory team updated the SDC on their progress to date and discussed including additional parties in the process. The SDC then authorized the financial advisory team to approach a small number of additional financial parties.

On February 28, 2008, the board held its regularly scheduled quarterly in-person meeting in which members of management, representatives of the financial advisory team and a representative of Morrison participated. As part of the regular agenda, management presented on the Company’s interim operating results, which were worse than forecast due to slowness in bookings and other factors, thereby resulting in lower than anticipated cash balances. The Board and management discussed contingency planning on future reductions in force to mitigate the impact of the slowing bookings, as well as strategies for increasing revenues. The financial advisory team then provided an update on the process in which it reported that five strategic buyers and six financial buyers had executed non-disclosure agreements and were prepared to undertake preliminary due diligence. The board discussed the information that would be shared with the potential buyers and the parameters of the discussions. Following this meeting and continuing through March 20, 2008, Kintera’s management held meetings in which certain public and non-public information was disclosed to each of the parties who had expressed interest. In addition to certain presentation materials, prospective bidders were provided with a financial diligence package with historical and projected financial information.

On February 28, 2008, the Company executed a Non-Disclosure Agreement with Company B to facilitate its due diligence review in connection with a possible acquisition of the Company. In addition to the provisions related to confidentiality, the agreement provided that until February 28, 2009 neither would solicit the other’s officers or key technical or management personnel.

On March 19, 2008, representatives of Blackbaud and Kintera, along with their respective financial advisors, met in Dallas, Texas to discuss a potential transaction.

On March 19, 2008, the financial advisory team sent a letter to each of the parties who had indicated a desire to proceed to the next round, setting forth the process under which Kintera would consider bids. The letter instructed each participant to qualify its interest by submitting on or before March 25, 2008 a non-binding proposal to engage in a transaction with Kintera. The letter further requested each participant to indicate the purchase price, form of consideration, valuation of Kintera’s net operating loss carryforwards, transaction structure, sources of financing, due diligence requirements and other matters.

On March 24, 2008, Blackbaud’s financial advisor informed Kintera’s financial advisory team that Blackbaud would not be submitting a bid to acquire Kintera for a variety of reasons.

On March 25, 2008, the financial advisory team received indication of interest letters from Company A and Company B and from two private equity firms, PE Firm B and PE Firm C. Each proposed terms and values that were qualitatively and quantitatively different. Each letter stated that it was a non-binding proposal subject to further due diligence and other conditions. The indication of interest letter from Company A provided the highest value at $1.24 per share. Company B’s indication of interest letter did not provide per share value, but instead proposed a strategic combination with structural issues and relative values to be negotiated. The indication of interest letters from PE Firm B and PE Firm C proposed per share values ranging from $0.70 to $0.90, but each was subject to adjustment based upon Kintera’s closing balance sheet. In addition, PE Firm A informed the financial advisory team that it continued to be interested but had not been able to complete its evaluation in time to submit an indication of interest letter.

On March 28, 2008, the Kintera board held a special meeting to consider the indication of interest letters. In attendance at the meeting were members of Kintera management, representatives of the financial advisory team and a representative of Morrison. As the first order of business at the meeting, management reported on operational and financial developments during the first quarter of 2008, and the board discussed the challenges facing Kintera’s business, including continued slowness in bookings and the Company’s declining cash balance. In the meeting, the financial advisory team presented its observations regarding the process and communicated the feedback received from parties who had conducted due diligence but declined to submit an indication of interest letter. The board then reviewed each of the indication of interest letters and discussed their relative merits. After a lengthy discussion of the potential alternatives available to the Company, including the possibility of raising additional capital to fund Kintera as a stand-alone business, the board directed the financial advisory team (a) to communicate to PE Firm B and PE Firm C that their bids were inadequate and encourage them to increase their bids, (b) to communicate to Company A that its bid was low, but adequate to allow them to continue in the process with the understanding that the board expected their offer would increase after further due diligence and (c) to contact limited additional financial and strategic buyers identified during the board meeting as potentially suitable bidders. The board also discussed the possibility of having the financial advisory team re-approach Blackbaud to solicit a bid. Following substantial discussion the board determined to proceed with the parties that had expressed interest. In addition, the board directed management to develop a detailed proposal for a reduction in force to be implemented in the month of April to reduce the Company’s cash burn rate. Over the week following the meeting, both the financial advisory team and management carried out the instructions of the board.

On March 30, 2008, the financial advisor for Blackbaud communicated to Kintera’s financial advisory team that Blackbaud would submit an indication of interest letter the following day. The letter was delivered to the financial advisory team on March 31, 2008. Blackbaud’s letter indicated a value in the range of $1.20-$1.30 per share in a non-binding proposal subject to further due diligence and other conditions.

In the period between April 1, 2008 through May 12, 2008, Company A, Blackbaud, Company B, PE Firm A and PE Firm B reviewed materials in a virtual data room that contained detailed information and documentation requested by the interested parties for their due diligence review. Also during this time, Kintera management conducted numerous in person and telephonic meetings with the parties, as well as their accounting, financial and technical advisors, to provide all requested legal, financial, operational and technical information.

On April 2, 2008, Kintera received a notice from the Nasdaq Stock Market (“Nasdaq”) indicating that it had failed to comply with Nasdaq Marketplace Rule 4450(a)(5), which requires a minimum $1.00 per share bid price for the Company’s common stock, for 30 consecutive business days, and that its securities were subject to delisting from the Nasdaq Global Market.

On April 4, 2008, the SDC held a telephonic meeting in which other non-employee directors and a representative of Morrison participated. Members of the SDC reported on conversations with representatives of Company B and PE Firm A. Both of these entities expressed interest in evaluating alternative transaction structures under which Kintera would continue as a stand-alone entity. The directors discussed these alternatives and instructed the SDC to continue discussions with both Company B and PE Firm A to provide viable alternatives to the sale of the Company.

On April 7, 2008, the Kintera board held a telephonic meeting in which members of management, representatives of the financial advisory team and a representative of Morrison participated. The financial advisory team informed the board that Blackbaud had submitted an indication of interest letter and had commenced detailed due diligence. Mr. LaBarbera reported on a conversation he had with Mr. Chardon in which Mr. Chardon expressed enthusiasm about the possible combination and stated his concern about keeping key Kintera employees to facilitate the growth of the combined enterprise. The financial advisory team reported that Company A had completed an important internal approval cycle with respect to the potential transaction and that Company A was also expressing enthusiasm about the potential transaction. Dr. Gruber reported on conversations with the CEO of Company B who had expressed interest in pursuing a partnership with Kintera based on the synergy of the two companies’ technologies. The financial advisory team reported that neither PE Firm B and PE Firm C had indicated any willingness to meaningfully increase their indicated value range. In light of the superior offers available from Blackbaud and Company A, the board instructed the financial advisory team to communicate to PE Firm B and PE Firm C that they needed to increase their bids to be competitive with $1.25 per share or they would be eliminated from the process. The board also discussed overtures made to two of the potential strategic buyers discussed on the March 28, 2008 board call. The financial advisory team reported that neither of those parties had expressed interest in response to these inquiries. The board also discussed additional parties who should be contacted to determine whether they would be interested in participating in the process. The financial advisory team then outlined the anticipated timeline for proceeding with the interested parties. Thereafter, the board engaged in a discussion with input from Morrison and the financial advisory team regarding the board’s duties to stockholders and appropriate considerations when evaluating the alternatives of selling the Company and continuing as a stand-alone entity. Finally, management reported that the plans for the reduction in force were nearing completion.

After understanding the views of the board on the adequacy of their offers, both PE Firm B and PE Firm C discontinued their due diligence but indicated that they would continue to be interested at the valuation ranges specified in their indication of interest letters should the process with other bidders fail.

On April 15, 2008, Mr. Tuchman contacted several of the Company’s large stockholders and invited each of them to enter into a non-disclosure agreement to facilitate confidential discussions. Three of the stockholders accepted the offer and entered into the non-disclosure agreement. During the week of April 21, 2008, Mr. Tuchman had a series of telephone calls with these investors in which he generally described the work and mission of the SDC, the ongoing discussions (without naming any of the potential bidders) and the board’s evaluation of other alternatives, including capital raising. Each investor with whom Mr. Tuchman spoke indicated that it was not inclined to invest additional capital into the Company and that it would view a cash sale of the Company at a premium to the current market price favorably.

On April 29, 2008, the board held its regularly scheduled quarterly in-person meeting in which members of management, representatives of the financial advisory team and a representative of Morrison participated. As part of the regular agenda, management presented on the Company’s operating results, which were worse than forecast and resulted in lower than anticipated cash balance. Management presented its final plans for the reduction in force directed by the board and contingency planning on future reductions in the event that no strategic transaction was completed. The financial advisory team summarized the process for the board and reported that a total of seven strategic parties and 13 financial sponsors had been contacted. Of those, six parties did significant due diligence and four remained actively involved. The financial advisory team reported on the status of diligence and discussions with the active parties and outlined the timeline for driving the process to conclusion. Morrison described the forms of agreement that had been prepared for each bidder to present as part of its formal final bid. The board also discussed financing alternatives and the applicable fiduciary duty standards. The financial advisory team expressed its view that an outside equity financing would be difficult to complete given the Company’s current financial and business situation and the current state of the capital markets. After a lengthy discussion of the alternatives, including input from management, the financial advisory team and Morrison, the board authorized the financial advisory team to proceed with the next step of obtaining final bids from the four remaining parties.

On April 29, 2008, Kintera formalized its relationship with its financial advisory team at Piper Jaffray & Co. (“Piper Jaffray”) by executing and delivering an engagement letter appointing Piper Jaffray as Kintera’s exclusive financial advisor. On April 29, 2008, the parties signed an addendum to their Non-Disclosure Agreement to provide that until April 29, 2009 neither would solicit the other’s officers or key technical or management personnel, and that Blackbaud would not take any steps to effect a change in control of Kintera without Kintera’s prior written consent.

On April 30, 2008, Piper Jaffray sent a letter to each of the four remaining parties setting forth the process under which Kintera would consider bids. The letter invited each participant to submit on or before May 16, 2008 a binding, written offer to purchase all of the outstanding securities of Kintera. The letter further requested each participant to include the purchase price, form of consideration, required approvals, required due diligence and anticipated closing date. The letter also requested that each participant provide a comprehensive mark-up of the forms of merger agreement prepared by Morrison.

On May 5, 2008, the Company implemented the reduction in force, with the result of eliminating 14% of the Company’s employees. On May 7, 2008, Kintera announced its operating results for the first quarter of 2008. Upon review of the financial statements for that period, on May 15, 2008, Nasdaq issued a letter to Kintera indicating that it no longer complied with the requirements of Nasdaq Marketplace Rule 4450(a)(3) for continued listing on the Nasdaq Global Market. The rule requires that the Company maintain minimum stockholders’ equity of $10,000,000. As reported in the company’s quarterly report on Form 10-Q for the period ended March 31, 2008, the Company’s stockholders’ equity was $9,806,000 as of March 31, 2008.

On May 9, 2008, PE Firm A advised Piper Jaffray that it was no longer interested in pursuing a transaction with Kintera.

On Friday May 16, 2008, Company A submitted a proposal letter, together with a comprehensive mark-up of the merger agreement, setting forth an aggregate purchase price of $45,000,000 in cash, which approximated a price per share of approximately $1.11 based upon Kintera’s capitalization at that time. Blackbaud also submitted a proposal letter, together with a comprehensive mark-up of the merger agreement, setting forth a price per share of $1.05. Company B submitted a proposal letter, but without a mark-up of the merger agreement, setting forth a price per share of $0.74. Company B’s letter also proposed alternative transaction structures, including a sale of specified assets and a private investment.

Also on Friday May 16, 2008, Mr. Berkeley received an unsolicited inquiry from a large financial sponsor (“PE Firm D”) expressing interest in potentially making a capital investment in Kintera. Mr. Berkeley put PE Firm D in contact with Mr. LaBarbera and indicated that Kintera would be interested in discussing the opportunity, contingent upon PE Firm D entering into a non-disclosure agreement.

On Monday May 19, 2008, the Kintera board held a telephonic meeting in which members of management, representatives of Piper Jaffray and representatives of Morrison participated. Prior to the meeting, the board received copies of each of the proposal letters and the mark-ups of the agreement along with presentation materials from management, Morrison and Piper Jaffray. Morrison advised the board regarding its fiduciary duties in considering the alternatives presented. Piper Jaffray, with substantial input from Morrison, then summarized the three proposals. Each of the three bidders requested an exclusive negotiations period as a condition to proceeding with negotiations, but the diligence and exclusivity period required by Company B were substantially longer than those required by Company A and Blackbaud. In comparing the two mark-ups, Morrison noted that Blackbaud’s version would provide a higher degree of certainty of closure with only slight modifications, whereas the mark-up from Company A would likely take longer to negotiate and provide less certainty of closing. In addition, Company A’s proposed due diligence was more extensive than Blackbaud’s, and its proposed exclusivity period was longer than Blackbaud’s. In evaluating Blackbaud’s proposal, the board concluded that (in addition to the lower price) certain of the proposed closing conditions were unacceptable. In particular, Blackbaud’s proposal included a closing condition that six identified employees enter employment agreements between signing and closing and it required that specified unaffiliated stockholders execute tender and support agreements. Additionally, Blackbaud’s mark-up to the merger agreement included changes to the exclusions from the definition of “Material Adverse Effect” that the board viewed as unacceptable. In evaluating the proposal letter from Company B, the board discussed the lack of clarity and the concomitant uncertainty surrounding consummation. The board directed Piper Jaffray and Dr. Gruber to contact Company B and request a detailed term sheet for the financing alternative referenced in their proposal letter as soon as possible. After discussing the various proposals in detail, the board received the report of management on operating results for the month of April, which again were worse than forecast. Management also informed the board that it had made preliminary arrangements for debt financing to fund the Company’s short-term liquidity needs in the event that no strategic transaction could be completed. The board directed Piper Jaffray and management to communicate the recent operating results to all three parties and to request that they revise and resubmit their proposals in light of the concerns expressed by the board.

Following the meeting, Piper Jaffray communicated to each of the parties as instructed and offered to schedule calls with the management to discuss the recent operating results. On Tuesday May 20, 2008, management participated in a call with Blackbaud to discuss the April results. Later that day, Piper Jaffray and Dr. Gruber participated in lengthy calls with Company B about potential refinements to their proposals, but no understanding was reached and no definitive materials were presented to Kintera.

In the afternoon of Tuesday May 20, 2008, Blackbaud submitted a revised proposal setting forth a per share price of $1.12. The proposal stated that it expired as of midnight Eastern Time on Wednesday May 21, 2008 and that Blackbaud would withdraw from negotiations if the exclusivity was not granted by that time. Evercore reiterated – both orally and in writing – Blackbaud’s intention to withdraw if its deadline was not met. The revised proposal letter removed references to the unaffiliated stockholders’ execution of tender and support agreements and amended the provision related to the employment agreements to provide that they be executed prior to execution of the merger agreement. The proposal, if accepted, would grant Blackbaud exclusive negotiation rights through Friday May 30, 2008, and it contemplated execution of a definitive merger agreement on or before that date.

In the morning of May 21, 2008, Mr. Chardon spoke with certain of the individuals who were expected to sign employment agreements to begin a dialogue about the terms of those agreements.

In the afternoon of Wednesday May 21, 2008, the Kintera board held a telephonic meeting in which members of management, representatives of Piper Jaffray and representatives of Morrison participated. Piper Jaffray summarized the revisions to the Blackbaud offer. Management reported on the individual conversations with Mr. Chardon regarding the employment agreements and indicated that resolution of the employment agreements within the next week was achievable. The board also expressed significant concern over the “Material Adverse Effect” provisions of the Blackbaud mark-up to the merger agreement. Piper Jaffray also reported on conversations with the financial advisor for Company A and indicated that it was unlikely that Company A would revise its bid in the time frame required to compare the revisions to Blackbaud’s new terms. Piper Jaffray and Dr. Gruber reported on the conversations with Company B. While Company B continued to express a high level of interest in making an equity investment in Kintera, the board viewed the lack of clarity on their plans and the materially lower offer price for the entire company as a substantial disadvantage to their proposals. The board also discussed the possibility of securing an investment by PE Firm D in the event that a strategic transaction could not be completed. In weighing the various alternatives, the board considered the likelihood that the Blackbaud offer would be withdrawn if not accepted promptly and the relative uncertainty surrounding the other proposals as well as the continuing operational and financial challenges facing the Company on a stand-alone basis.

After a lengthy discussion in which each member of the board expressed his or her views and after considering the input of management, Piper Jaffray and Morrison, the board authorized and directed that the following actions be taken: (a) Piper Jaffray was instructed to tell Company A that they would need to increase their bid substantially and revise the terms of their offer to continue in the process; (b) management was authorized to execute the proposal letter with Blackbaud subject to the requirement that the “Material Adverse Effect” provisions were negotiated in full and were satisfactory to address the expressed concerns of the board prior to execution of the proposal letter; and (c) Piper Jaffray was instructed to contact PE Firm D and invite them to enter into a non-disclosure agreement with the explicit understanding that the Company was involved in a negotiation for the sale of the Company and thus could only discuss a minority investment of less than 15% of the Company’s voting stock.

Following the board call, Piper Jaffray contacted the financial advisor for Company A and communicated the board’s position. Company A’s financial advisor indicated that Company A would not be in a position to respond in the time required and that, in any event, it was unlikely that Company A would substantially increase its bid price. That evening, Piper Jaffray, Morrison and management negotiated the “Material Adverse Effect” provisions of the merger agreement with Blackbaud satisfactorily, and Mr. LaBarbera executed Blackbaud’s proposal letter on behalf of Kintera.

On Thursday May 22, 2008, Piper Jaffray communicated to the financial advisors for Company A and Company B that Kintera had entered an exclusive negotiations period and therefore was required to cease negotiations with Company A and Company B.

Over the course of the following week, the parties negotiated the terms of the merger agreement and the tender and support agreements. The parties also prepared and negotiated the schedule of exceptions to the merger agreement. Simultaneously, Blackbaud negotiated the terms of the employment agreements with the Kintera employees.

On May 28, 2008, the Kintera board held a telephonic meeting in which members of management, representatives of Piper Jaffray and representatives of Morrison participated. Prior to the meeting, the board members each received the draft of the merger agreement, the form of tender and support agreement, a proposed form of stock option agreement proposed by Blackbaud for it to acquire up to 19.9% of Kintera’s outstanding stock, a summary of the terms of the transaction, materials regarding the fiduciary duties of directors considering a sale of the company, proposed board resolutions and the financial presentation of Piper Jaffray in support of its fairness opinion.

In the meeting, Piper Jaffray reported on the status of the negotiations, with a particular focus on the termination fee and option proposals. Management reported that the employment agreements were nearing completion but were not done. Piper Jaffray then provided the financial analysis in support of a fairness opinion but informed the board that it could not issue the fairness opinion until the termination fee and option provisions were successfully resolved. The board engaged in a discussion of the materials and issues presented and determined that it could not approve the transaction unless the termination fee and option provisions were resolved favorably. The board then designated Mr. Korzinewski to speak directly to Mr. Chardon about the board’s concerns, and the meeting was adjourned without further action taken.

Following the meeting, Mr. Korzinewski and Mr. LaBarbera spoke via telephone with Mr. Chardon to express the board’s continuing interest in the transaction with Blackbaud, subject to the concern over the termination fee and option provisions, particularly the stock option element. Later that day, Mr. Chardon called Mr. Korzinewski and stated that Blackbaud would withdraw the request for the stock option agreement provided that the aggregate termination fee (inclusive of reimbursed expenses) was approximately 4.9% of the equity value of the transaction and two additional significant stockholders, Dennis Berman and Allen Gruber (both former members of the board of directors) executed tender and support agreements. That evening, Dr. Gruber contacted Mr. Berman and Dr. A. Gruber to determine their willingness to enter the tender and support agreements, and the following morning Morrison discussed the agreements with Mr. Berman and Dr. A. Gruber, who then agreed to execute the tender and support agreements. Additionally, that afternoon the employment agreements were executed and delivered by the employees specified by Blackbaud.

On May 29, 2008, the Kintera board held a telephonic meeting in which all of the directors, members of management, representatives of Piper Jaffray and representatives of Morrison participated. Prior to the meeting, each member of the board received the merger agreement in substantially final form together with other materials. Piper Jaffray reported on the resolution of the open issues. Piper Jaffray orally presented its opinion, later confirmed in writing, that, as of May 29, 2008, based on the qualifications, assumptions, limitations and other matters to be set forth in the written opinion, the consideration to be received by Kintera’s stockholders in the merger, at $1.12 per share, was fair to the Kintera stockholders from a financial point of view. Following a discussion, the board of directors unanimously approved the merger and adopted the merger agreement and unanimously resolved to recommend that the Kintera tender their shares in the offer.

Later that day, at approximately 2:00 p.m. Pacific Time, Blackbaud and Kintera executed and delivered the merger agreement and announced the merger.

Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Tender Shares accept the Offer and tender their Tender Shares pursuant to the Offer and, if applicable, approve the Merger and the Merger Agreement, the Board consulted with the Company’s management and legal and financial advisors and considered a number of factors, including the following:

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Financial Condition and Prospects of the Company. The Board’s knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial outlook and prospects if it were to remain an independent company. The Board discussed and deliberated at length concerning the Company’s current financial outlook, including the risks associated with achieving and executing upon the Company’s business plans, and the Company’s cash resources. The Board considered the Company’s projected revenues and operating expenses, the need to obtain operating capital in the future, the risk that such capital would be available on favorable terms, or at all, and the impact of further efforts to reduce operating expenses on the Company’s business. The Board also considered the competitive environment in which the Company operates and the potential impact on its current and potential customers of further cost cutting measures and/or the inability to raise additional capital.

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Competitive Environment. The Board considered the competitive environment in which the Company operates and the competitive challenges facing the Company if it remained as an independent company, including competition with companies with greater scale and access to resources.

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Historical Trading Prices. With assistance from Piper Jaffray, the Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represents a premium of approximately 65% over the closing price of the Common Stock on the Nasdaq Global Market on May 29, 2008.

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Cash Tender Offer; Certainty of Value. The Offer provides for a cash tender offer for all shares of Common Stock held by Company stockholders to be followed by the Merger for the same consideration, thereby enabling Company stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Tender Shares and eliminating any uncertainties in valuing the merger consideration to be received by the Company stockholders. The Board also considered Blackbaud’s size and financial position, and its ability to pay the Offer Price without the need for a financing condition.

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Results of Discussions with Third Parties. The Board, with the assistance of its advisors, discussed and considered the results of discussions the Company’s management and its advisers had had with Blackbaud and other third parties regarding a possible business combination or similar transaction with the Company, the terms of the offer made by Company A, and the ability of other bidders to make, and the likelihood that other bidders would make, an offer at a higher price. Based on those discussions and considerations, and the Company’s extensive negotiations with Blackbaud, the Board believed that the Offer Price represented the highest price reasonably attainable.

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Opinion and Analyses of the Company’s Financial Advisor. The opinion of Piper Jaffray to the Board, dated May 29, 2008, to the effect that, as of May 29, 2008, the consideration of $1.12 in cash per share to be received by the holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, together with Piper Jaffray’s related financial analyses as presented to and discussed with the Board. The full text of the Piper Jaffray opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken, is attached to this document as Annex I and is incorporated by reference. The Board was aware that Piper Jaffray becomes entitled to certain fees described in Item 5 upon rendering its opinion and upon the consummation of the Offer.

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Tender and Support Agreement. The Board noted that the Tender Agreement Stockholders, who together control approximately 21.7% of the voting rights of the Company’s Common Stock, have agreed to tender their shares in the Offer pursuant to the Tender and Support Agreement. The Board also noted that the Tender and Support Agreement will terminate if the Merger Agreement is terminated in accordance with its terms.

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Public Announcement of the Offer and the Merger. The anticipated beneficial effect of a public announcement of the Offer and execution of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

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Merger Agreement Terms and Conditions. The Board reviewed, considered and discussed with the Company’s management and the Company’s legal and financial advisors the terms and conditions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties. The matters considered included:

¡

The Board’s view that the material terms of the Merger Agreement, taken as a whole, were as favorable as or more favorable than those found in comparable acquisition transactions and those made in the offer by Company A.

¡	The Board’s determination that the termination fee was reasonable and would not likely deter competing bids.

¡	The availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL.

¡	The Board’s assessment of Blackbaud’s financial strength and the fact that Blackbaud and Offeror’s obligations under the Offer are not subject to any financing condition.

¡	The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement, and the absence of significant required regulatory approvals.

¡

The provisions in the Merger Agreement allowing the Company, subject to certain conditions as set forth in the Merger Agreement, to enter into a written agreement concerning a Superior Proposal (as defined in the Merger Agreement).

¡

The provisions in the Merger Agreement allowing the Board, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to the Company’s stockholders with respect to the Offer and Merger if required by the Board’s fiduciary duties.

¡	The provisions in the Merger Agreement allowing the Company to terminate the Merger Agreement if the Offer shall not have been consummated prior to September 15, 2008.

The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•

Termination Fee. The restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the insistence by Blackbaud as a condition to its offer that the Company would be obligated to pay a termination fee of $1.5 million (plus certain out-of-pocket expenses up to $750,000) under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•

Failure to Close. The conditions to Blackbaud and Offeror’s obligation to accept the tendered Tender Shares in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied. The fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers and employees.

•

Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will carry on in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior consent of Blackbaud.

•

Cash Consideration. The fact that, subsequent to consummation of the Merger, the Company will no longer exist as an independent public company and that the cash transaction prevents the Company’s stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Taxation. The fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the executive officers and directors of the Company currently intend to tender all Tender Shares held of record or beneficially by them pursuant to the Offer and to vote in favor of the Merger.

(d) Opinion of the Company’s Financial Advisor.

The Company retained Piper Jaffray to act as its financial advisor, and, if requested, to render to the Board an opinion as to the fairness, from a financial point of view, to the holders of Tender Shares of the $1.12 per share in cash to be paid in the Offer and the Merger. At the May 29, 2008 meeting of the Board, Piper Jaffray delivered to the Board its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of the date and based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $1.12 in cash per Common Share was fair, from a financial point of view, to holders of Common Stock.

The full text of the Piper Jaffray written opinion dated May 29, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex I and is incorporated in its entirety herein by reference. The Company’s stockholders are urged to, and should, carefully read the Piper Jaffray opinion in its entirety. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to holders of Tender Shares of the $1.12 per share in cash to be paid in the Offer and the Merger. The Piper Jaffray opinion was directed to the Board and was not intended to be, and does not constitute, a recommendation as to whether any of the Company’s stockholders should tender their Tender Shares in connection with the Offer or how any of the Company’s stockholders should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Piper Jaffray:

•	reviewed and analyzed the financial terms set forth in a draft of the Merger Agreement, dated May 29, 2008;

•	reviewed and analyzed certain financial and other data with respect to the Company that was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flows, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•

reviewed the current and historical reported prices and trading activity of the Tender Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the valuation multiples of the Company with that of certain other publicly-traded companies that Piper Jaffray deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant, and

•	compared the premium paid for the Company with that of certain other publicly-traded targets that Piper Jaffray deemed relevant.

In addition, Piper Jaffray performed a discounted cash flows analysis for the Company on a stand-alone basis. Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary and appropriate in arriving at its opinion. Piper Jaffray also conducted discussions with members of the senior management, representatives and advisors of the Company concerning the financial condition, historical and current operating results, business and prospects for the Company, as well as its business and prospects on a stand-alone basis.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with the Board at a meeting held on May 29, 2008 and was formally delivered to the Board at a meeting held on May 29, 2008. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentations to the Board on May 29, 2008.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary, and considered as a whole, in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 27, 2008, and is not necessarily indicative of current market conditions.

Selected Publicly Traded Companies Analysis

Piper Jaffray reviewed selected financial data that were prepared by the Company’s management as its internal forecasts for calendar years 2008 through 2009 and compared them to corresponding consensus Wall Street forecasts, where applicable, for publicly traded companies that are engaged primarily in the software as a service and vertical market software sectors and which Piper Jaffray believed were similar to the Company’s financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	companies with prepackaged software and computer programming, data processing and other computer related services Standard Industrial Classification codes;

•	companies with market capitalizations under $500 million; and

•	companies with lines of business that Piper Jaffray deemed similar to the Company’s business.

Based on these criteria, Piper Jaffray identified and analyzed the following eight selected companies:

•	Art Technology Group;

•	Chordiant Software;

•	I-Many;

•	KANA Software;

•	LivePerson;

•	Rightnow Technologies;

•	Salary.com; and

•	Unica.

Piper Jaffray compared valuation multiples for the Company derived from its aggregate enterprise value based on the Offer Price and Merger Consideration, as applicable, to be paid in the Offer and the Merger, respectively, and projected revenue and earnings data for the Company, on the one hand, to valuation multiples for the selected companies derived from their market valuation and actual and projected revenue and earnings data, on the other hand:

Selected Companies
	Company(1)	Low	Median	Mean	High

Enterprise value as a multiple of last 12 months revenue(2)	1.0x	0.8x	1.3x	1.7x	3.2x

Enterprise value as a multiple of calendar year 2008 projected revenue(3)	1.1x	0.8x	1.1x	1.4x	2.7x

Enterprise value as a multiple of calendar year 2009 projected revenue(3)	0.9x	0.5x	0.9x	1.2x	2.3x

(1)	Based on $1.12 per share.

(2)	Last twelve months revenue for the Company and selected companies is as of March 31, 2008.

(3)	Projected revenue and earnings for the Company for calendar year 2008 and 2009 are based on estimates provided by the Company. Stock prices are as of May 27, 2008.

Piper Jaffray, among other things, calculated the ratio of enterprise value to revenue for each of the selected companies for the last twelve months and calendar years 2008 and 2009 to obtain a range valuation multiples. This analysis showed that, based on the estimates and assumptions used in the analysis, when comparing the enterprise value to revenue ratio for the last 12 months and when comparing the enterprise value to projected revenue for calendar years 2008 and 2009, the proposed $1.12 per share offer implied valuation multiples for the Company that were within the range of valuation multiples of the selected companies.

Selected M&A Transaction Analysis

Piper Jaffray reviewed transactions involving target companies that it deemed comparable to the Company. Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and press reports, databases and other sources and by applying the following criteria:

•	transactions involving target companies with lines of business that Piper Jaffray deemed similar to the Company’s business;

•	transactions that were announced between January 1, 2006 and the date of the opinion; and

•	transactions involving target companies that had an enterprise value of $100 million and under.

Based on these criteria, the following thirteen transactions were deemed similar to the proposed transaction:

Acquirer	Target
QSGI, Inc.	Contemporary Computer Services
CSG Systems International	DataProse
Bottomline Technologies	Optio Software
Tyler Technologies	Olympia Computing & VersaTrans Solutions
Allscripts Healthcare Solutions	Extended Care Information Network
Logibec (MDI)	Quickcare Software
Computershare	Administar
Blackbaud	eTapestry
Comverge	Enerwise
Infor Global Solutions	Hansen Information Technologies
DealerTrack	Arkona
Sage Group	Pro-Concept
Consona Corporation	Onyx Software

Piper Jaffray calculated the enterprise value to revenue for the last twelve months preceding each transaction. The analysis indicated the following multiples:

Selected Transactions
	Company	Low	Median	Mean	High

Enterprise value to last 12 months revenue(1)	1.0x	0.8x	2.1x	2.7x	5.6x

(1)	Enterprise values and last twelve months revenue are based on SEC filings and press releases. Last twelve months revenue for the Company and for selected companies is for the twelve months ended March 31, 2008.

The analysis showed that, based on the estimates and assumptions used in the analysis, the transaction value implied by the proposed $1.12 per share offer price as a multiple of revenue for the last twelve months was within the range of similar multiples for the selected transactions.

A comparable M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the comparable transaction analysis is identical to the Company or the Offer and the Merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending merger or buyout transactions to determine the premiums (or discounts) paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions in which the target company was a publicly traded company that operated in the technology industry;

•	transactions announced from January 1, 2006 through May 28, 2008; and,

•	transactions involving deals under $500 million in equity value.

Piper Jaffray performed its analysis on 73 transactions that satisfied the criteria and the table below shows a comparison of premiums (or discounts) paid in these transactions to the premium that would be paid to the Company’s stockholders based on the $1.12 per share offer price payable in the Offer and the Merger:

		Selected Transactions
Spot Premiums to Target	Company(1)	Low	Median	Mean	High
1 Day (1)	60.0%	(2.2)%	24.4%	30.7%	122.5%
5 Day (2)	62.3%	(8.0)%	30.0%	33.5%	118.0%
20 Day (3)	72.3%	(8.6)%	33.8%	35.6%	134.0%
60 Day (4)	19.1%	(50.8)%	29.8%	31.2%	109.3%

(1)	Premium based on Company closing stock price of $0.70 on May 27, 2008.

(2)	Premium based on Company closing stock price of $0.69 on May 20, 2008.

(3)	Premium based on Company closing stock price of $0.65 on April 29, 2008.

(4)	Premium based on Company closing stock price of $0.94 on February 29, 2008.

This analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the Tender Shares implied by the $1.12 per share offer price was within the range of premiums paid in the selected merger and acquisition transactions.

Discounted Cash Flow Analysis

Using a discounted cash flow analysis, Piper Jaffray calculated an estimated range of theoretical equity values for the Company based on the net present value of (1) the projected calendar year free cash flows for the period beginning July 1, 2008 and ending December 31, 2012, (2) a terminal value based on an estimate of the future value of the Company business, discounted back to June 30, 2008 and (3) the theoretical value of the Company’s net operating loss carryforwards. Piper Jaffray utilized forecasts of future results furnished to it by management of the Company for the period from fiscal year 2008 to fiscal year 2012. Piper Jaffray calculated the range of net present values based on an assumed tax rate of 42.0%, discount rates of 25.0%, 27.5% and 30.0% and terminal value multiples of 11.0x, 12.0x and 13.0x applied to the projected calendar year 2012 EBITDA. Piper Jaffray based the discount rates on the weighted average cost of capital for the Company, comparable companies, Ibbotson Associates equity risk premium, Ibbotson Associates micro cap risk premium and Piper Jaffray’s estimate of Company-specific risk. Kintera’s net operating losses were assumed to be approximately $79 million as of February 2008 based on a Section 382 study provided by the Company. In order to calculate the theoretical value of Kintera’s net operating loss position, Piper Jaffray calculated the present value of the potential future tax savings associated with these net operating loss carryforwards assuming that Kintera continued to operate as a standalone entity. Kintera’s net operating loss carryforwards were used to shield protected taxable income and these savings were discounted back to the present at Kintera’s weighted average cost of capital. This analysis resulted in implied per share values of the Company’s equity ranging from a low of $0.91 to a high of $1.22. Piper Jaffray observed that the $1.12 per share offer price was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement and recommend that the stockholders tender their Tender Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex I hereto.

Piper Jaffray has relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by it. Piper Jaffray has further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that they are not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray has assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such financial forecasts, estimates and other forward-looking information relate. Piper Jaffray expresses no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. With the consent of the Company, Piper Jaffray has relied on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Blackbaud, Inc. and the Merger Agreement.

Piper Jaffray assumed that the Offer and the Merger would be completed on the terms set forth in the Merger Agreement reviewed by Piper Jaffray, without amendments and with full satisfaction of all covenants and conditions without any waiver. Piper Jaffray expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the merger will be obtained or satisfied.

Piper Jaffray did not assume responsibility for performing, and did not perform, any appraisals or valuations of specific assets or liabilities of the Company. Piper Jaffray expresses no opinion regarding the liquidation value or solvency of any entity. Piper Jaffray did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, any potential delisting of the Tender Shares from the Nasdaq Global Market, possible unasserted claims or other contingent liabilities to which the Company, or any of its respective affiliates, are a party or may be subject. At the direction of the Company, and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

Piper Jaffray’s opinion was necessarily based on the information available to it and the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by Piper Jaffray in preparing its opinion. Piper Jaffray expresses no opinion as to the prices at which Tender Shares have traded or may trade following announcement of the transaction or at any time after the date of the opinion. Piper Jaffray has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was rendered.

Piper Jaffray was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with or effect the Offer, the Merger or the transactions contemplated by the Merger Agreement, the pre-signing process conducted by the Company, the merits of the transaction compared to any alternative business strategy or transaction that may be available to the Company, Blackbaud, Inc.’s ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the amount or nature of the compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of the Tender Shares. Piper Jaffray did not express any opinion as to whether any alternative transaction might produce consideration for the Company’s stockholders in excess of the consideration.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The Board selected Piper Jaffray to render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions.

Piper Jaffray acted as financial advisor to the Company in connection with the Offer and the Merger and will receive an estimated fee of approximately $1.5 million from the Company, which is contingent upon the consummation of the Offer. Piper Jaffray also received a fee of $350,000 from the Company for providing its opinion, which will be credited against the fee for financial advisory services. The opinion fee was not contingent upon the consummation of the Offer or the Merger. The Company has also agreed to indemnify Piper Jaffray against certain liabilities in connection with its services and to reimburse it for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the accounts of its customers and, accordingly, Piper Jaffray may at any time hold a long or short position in such securities.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Piper Jaffray to act as financial advisor and to render an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by those holders pursuant to the Merger Agreement. The Company has agreed to pay Piper Jaffray fees for rendering its opinion and for financial advisory services that the Company and Piper Jaffray believe is customary in transactions of this nature. A significant portion of its fees are contingent on consummation of the Merger. The Company also agreed to reimburse Piper Jaffray for certain of its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by it as financial advisor to the Company.

Piper Jaffray is a nationally recognized investment banking firm. As part of its investment banking services, Piper Jaffray is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Piper Jaffray was retained by the Company to act as its financial advisor in connection with the Merger Agreement based on its experience as a financial advisor in mergers and acquisitions as well as its familiarity with the Company. Piper Jaffray has had no other investment banking relationship with the Company during the past two years.

Neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations to stockholders on its behalf in connection with the Offer or Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions in Common Stock have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement.

The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by Blackbaud, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option.

Pursuant to the Merger Agreement, the Company granted to Offeror an option (the “Top-Up Option”), exercisable at any time after the consummation of the Offer and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, to purchase that number of shares of Common Stock (the “Top-Up Option Company Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Offeror or Blackbaud at the time of such exercise, shall constitute one share more than 90% of the Common Stock (assuming the issuance of the Top-Up Option Company Shares) at a price per share equal to the Offer Price; provided, however, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding).

Vote Required to Approve the Merger and DGCL Section 253.

The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of the Top-Up Option Company Shares, at least 90% of the outstanding shares of each of the Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Offeror does not acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of each of the Common Stock as described above, then Offeror will be required to obtain the affirmative vote of the holders of a majority of the outstanding shares of Common Stock in order to effect the Merger. The Merger Agreement provides that if the approval and adoption of the Merger Agreement by the Company’s stockholders is required by the DGCL, the Company will, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a stockholders’ meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Board has recommended to the stockholders the adoption or approval of the Merger Agreement and the Merger, and will solicit proxies in favor of the Merger Agreement and the Merger. In connection with such meeting, the Company will promptly prepare and file with the Securities and Exchange Commission (the “SEC”) and will thereafter mail to its stockholders as promptly as practicable a proxy statement of the Company and all other proxy materials for such meeting. If Offeror acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, it would have the ability to ensure approval of the Merger Agreement and the Merger at the stockholders’ meeting held for such purposes.

State Takeover Laws.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors prior to such date. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust.

Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Based upon the calculation of the value by Offeror of the Company’s voting securities and assets as determined under the HSR Act, the Company believes that the transaction is exempt from the HSR Act’s notice requirements and such information is not required to be delivered to the Antitrust Division. Should any such notice or other action be required, the Company currently contemplates that such approval or other action will be sought.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as Offeror’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Blackbaud, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Appraisal Rights.

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Kintera, Inc., 9605 Scranton Road, Suite 200, San Diego, California 92121. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common

Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Blackbaud has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 9, 2008.*†

(a)(1)(B)	Form Letter of Transmittal.*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(G)	Form of Summary Advertisement as published on June 9, 2008 in The New York Times.*

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex II attached to this Schedule 14D-9).†

(a)(2)(A)	Press release issued by Kintera, Inc. dated May 29, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on May 29, 2008).

(a)(2)(B)	E-mail to Kintera, Inc. employees and Frequently Asked Questions, dated May 30, 2008, distributed by the President and Chief Executive Officer of Kintera, Inc. to its employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on May 30, 2008).

(a)(2)(C)	Letter to Kintera, Inc. Fundware VAR partners from the Chief Executive Officer of Kintera, Inc. and the Chief Executive Officer of Blackbaud, Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on May 30, 2008).

(a)(2)(D)	Letter to Kintera, Inc. VAR partners from the Chief Executive Officer of Kintera, Inc. and the Chief Executive Officer of Blackbaud, Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on May 30, 2008).

(a)(2)(E)	E-mail distributed by the Chief Executive Officer of Kintera, Inc. to Kintera, Inc. employees and attached letter from the Chief Executive Officer of Blackbaud, Inc., dated May 30, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on June 2, 2008).

(a)(5)	Opinion of Piper Jaffray & Co. to the Board of Directors of Kintera, Inc., dated May 29, 2008 (incorporated by reference to Annex I attached to this Schedule 14D-9).†

(e)(1)	Agreement and Plan of Merger, dated as of May 29, 2008, by and among Blackbaud, Inc., Eucalyptus Acquisition Corp., and Kintera, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Kintera, Inc. with the SEC on May 30, 2008).

Exhibit No.	Description
(e)(2)	Tender and Support Agreement, dated as of May 29, 2008, by and among Blackbaud, Inc., and each director and executive officer and certain stockholders of Kintera, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Kintera, Inc. with the SEC on May 30, 2008).

(e)(3)	Mutual Nondisclosure Agreement, dated February 7, 2008, by and between Kintera, Inc. and Blackbaud, Inc.

(e)(4)	Addendum to Mutual Nondisclosure Agreement, dated April 29, 2008, by and between Kintera, Inc. and Blackbaud, Inc.

(e)(5)	Letter Agreement, dated May 21, 2008, by and between Kintera, Inc. and Blackbaud, Inc.

(e)(6)	Form of Indemnity Agreement with directors of Kintera, Inc. (incorporated by reference to Exhibit 10.1 to Kintera, Inc.’s initial Registration Statement on Form S-1 (File No. 333-109169) dated September 26, 2003).

(e)(7)

Executive Employment Agreement, dated August 1, 2007, by and between Kintera, Inc. and Richard LaBarbera (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form

10-Q for the period ended June 30, 2007 filed by Kintera, Inc.).

(e)(8)	Form of Change in Control and Severance Agreement (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Annual Report on Form 10-K for the period ended December 31, 2007 filed by Kintera, Inc. on March 26, 2008).

(e)(9)	Form of Employment Agreement dated as of May 29, 2008 by and between Richard LaBarbera and Blackbaud, Inc.*

(e)(10)	Form of Employment Agreement dated as of May 29, 2008 by and between Richard Davidson and Blackbaud, Inc.*

(e)(11)	Form of Employment Agreement dated as of May 29, 2008 by and between Scott Crowder and Blackbaud, Inc.*

(e)(12)	Form of Employment Agreement dated as of May 29, 2008 by and between Alexander Fitzpatrick and Blackbaud, Inc.*

(e)(13)	Form of Employment Agreement dated as of May 29, 2008 by and between Jeff Kuligowski and Blackbaud, Inc.*

(g)	None.

*	Incorporated by reference to the Schedule TO filed by Eucalyptus Acquisition Corporation and Blackbaud, Inc. on June 9, 2008.

†	Included in materials mailed to stockholders of Kintera, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2008

By:	/s/ Richard LaBarbera
Name: Richard LaBarbera
Title: President and Chief Executive Officer

ANNEX I

May 29, 2008

Board of Directors

Kintera, Inc.

9605 Scranton Road, Suite 240

San Diego, California 92121

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Kintera, Inc. (the “Company”), of the Cash Consideration (as defined below), pursuant to a draft of the Agreement and Plan of Merger, dated as of May 29, 2008 (the “Agreement”), to be entered into among the Company, Blackbaud, Inc., (the “Acquiror”) and Eucalyptus Acquisition Corporation (“Merger Sub”), a newly formed wholly-owned subsidiary of the Acquiror. The Agreement provides that, among other things, (i) Merger Sub will commence a cash tender (the “Tender Offer”) for all of the issued and outstanding shares of Company Common Stock at a purchase price of $1.12 per share in cash (the “Cash Consideration”), and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”, and together with the Tender Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock not previously tendered, other than shares of Company Common Stock held in treasury or owned by the Acquiror, will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated May 29, 2008; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects on a stand alone basis; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed, without independent verification, that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We are not legal, tax, or regulatory advisors. We are financial advisors only and we have relied, with your consent and without independent verification, on the advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, any potential delisting of the Company Common Stock from the Nasdaq Global Market, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect this opinion and the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and to render an opinion to the Board of Directors of the Company and we will receive separate fees from the Company for providing such services, with our financial advisory fee, which represents a significant portion of our aggregate fee, being contingent upon the consummation of the Transaction. Our opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares in connection with the Transaction or how such stockholder should vote on any matter relating to the Transaction or any other matter. Except with respect to the use of this opinion in connection with the Schedule 14D-9 relating to the Tender Offer or any proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Cash Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s or Merger Sub’s ability to fund the Cash Consideration or any other terms contemplated by the Agreement or the fairness of the amount or nature of compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Cash Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than the Acquiror and its affiliates, if any) as of the date hereof.

Sincerely,

/s/PIPER JAFFRAY & CO.

PIPER JAFFRAY & CO.

ANNEX II

KINTERA, INC.

9605 SCRANTON ROAD, SUITE 200

SAN DIEGO, CALIFORNIA 92121

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This information statement is being mailed on or about June 9, 2008 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Kintera, Inc. (“Kintera”) with respect to the tender offer by Eucalyptus Acquisition Corporation (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of Blackbaud, Inc., a Delaware corporation (“Blackbaud”), to the holders of record of shares of common stock, par value $0.001 per share, of Kintera. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this information statement in connection with the possible election of persons designated by Offeror to a majority of the seats on the Kintera’s board of directors. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of May 29, 2008 (the “Merger Agreement”), by and among Kintera, Blackbaud and Offeror.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on June 9, 2008 to purchase all outstanding shares of Kintera’s common stock at a price of $1.12 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated June 9, 2008 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on July 7, 2008; at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Kintera’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Blackbaud with the Securities and Exchange Commission (the “SEC”) on June 9, 2008.

The Merger Agreement provides that promptly upon the acceptance for payment of any shares of Kintera’s common stock pursuant to the Offer, and from time to time thereafter (including, without limitation, upon acceptance of shares of common stock tendered during any subsequent offering period) and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Blackbaud is entitled to designate such number of directors, rounded up to the next whole number, on Kintera’s board of directors as will give Blackbaud representation thereon equal to the product of the number of directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and the percentage that the number of shares of Kintera’s common stock beneficially owned by Blackbaud and Offeror bears to the total number of shares of Kintera’s common stock outstanding, and Kintera shall use all reasonable efforts to, upon request by Blackbaud, promptly, at Kintera’s election, either increase the size of the board of directors or secure the resignation of such number of directors as is necessary to enable Blackbaud’s designees to be elected or appointed to the board of directors and to cause Blackbaud’s designees to be so elected or appointed. In addition, Kintera shall also use its reasonable best efforts to cause persons designated by Blackbaud to constitute a majority of each (i) committee of the board of directors, other than any committee established to take action under the Merger Agreement, (ii) the board of directors of each of Kintera’s subsidiaries, and (iii) each committee thereof.

In addition, following the election or appointment of Blackbaud’s designees and prior to the effective time of the merger of Offeror with and into Kintera pursuant to the Merger Agreement, with the Kintera surviving the merger as a wholly-owned subsidiary of Blackbaud (the “Merger”), any amendment of the Merger Agreement, any termination of the Merger Agreement by Kintera, any extension by Kintera of the time for the performance of any of the obligations or other acts of Blackbaud or Offeror or waiver of any of Kintera’s rights thereunder or other action adversely affecting the rights of stockholders of the Kintera (other than Blackbaud or Offeror), may only be authorized by a majority of the directors of Kintera then in office who are directors of Kintera on the date of the Merger Agreement.

The Merger Agreement further provides that the directors of Offeror immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

This information statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Blackbaud’s designees to the board of directors.

You are urged to read this information statement carefully. You are not, however, required to take any action.

The information contained in this information statement (including information herein incorporated by reference) concerning Blackbaud, Offeror and Blackbaud’s designees has been furnished to Kintera by Blackbaud, and Kintera assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Blackbaud has informed Kintera that it will choose its designees for the board of directors from the list of persons set forth below. The following table, prepared from information furnished to Kintera by Blackbaud, sets forth, with respect to each individual who may be designated by Blackbaud as one of its designees, the name, age of the individual as of June 9, 2008, citizenship, present principal occupation and employment history during the past five (5) years. Offeror has informed Kintera that each individual has consented to act as a director of Kintera, if so appointed or elected. The business address for each of the individuals listed below is c/o Blackbaud, Inc., 2000 Daniel Island Drive, Charleston, South Carolina, 29492.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Background
Louis J. Attanasi	47	Louis J. Attanasi is Senior Vice President of Products at Blackbaud, responsible for product development, product strategy, and product management. He joined Blackbaud in 1986, and in 1988, began managing its research and development efforts. Before joining Blackbaud, he taught mathematics at the State University of New York at Stony Brook and worked as a programming engineer at Environmental Energy Corporation.

Marc E. Chardon	52	Marc E. Chardon has served as President, Chief Executive Officer of Blackbaud and a member of Blackbaud’s Board of Directors since November 2005. Previously, Mr. Chardon served as Chief Financial Officer the Information Worker business group at Microsoft Corporation. He joined Microsoft in August 1998 as General Manager of Microsoft France. Prior to joining Microsoft, Mr. Chardon was General Manager of Digital France. He joined Digital in 1984, and held a variety of international marketing and business roles within the company. In 1994, Mr. Chardon was named Director, Office of the President, with responsibility for Digital’s corporate strategy development.

Name	Age	Background
Charles T. Cumbaa	55	Charles T. Cumbaa has served in various executive capacities of Blackbaud since May 2001, including as its current Senior Vice President of Services and Development. Prior to joining Blackbaud, Mr. Cumbaa was an Executive Vice President with Intertech Information Management from December 1998 until October 2000. From 1992 until 1998 he was President and Chief Executive Officer of Cognitech, Inc., a software company he founded. Prior to that, he was employed by McKinsey & Company.

Lee W. Gartley	44	Lee W. Gartley is a Senior Vice President of Blackbaud and President of its Target Division since January 2007. From 1998 to 2007, when Blackbaud acquired Target Software, Inc. and Target Analysis Group, Inc., Mr. Gartley served as President of those entities. From 1996 to 1998, Mr. Gartley was a senior marketer with Art Technology Group. From 1992 to 1996, he was a management consultant with Boston Consulting Group.

Charles L. Longfield	51	Charles L. Longfield became Chief Scientist of Blackbaud in January 2007. Prior to Blackbaud’s acquisition of Target Software, Inc. and Target Analysis Group, Inc. in January 2007, Mr. Longfield served as the Chief Executive Officer of those entities. Prior to founding the Target companies in 1992, Mr. Longfield taught math to middle and high school students.

John J. Mistretta	53	John J. Mistretta, has served as Blackbaud’s Senior Vice President of Human Resources since August 2005. From 1998 to 2005, he was Executive Vice President of Human Resources and Alternative Businesses for the National Commerce Financial Corporation (now SunTrust). He also spent 14 years at Citicorp.

Heidi H. Strenck	39	Heidi Strenck has served as Blackbaud’s Senior Vice President and Controller since October 2002. Ms. Strenck joined Blackbaud in September 1996 and held key management roles as Accounting Manager from 1996 until 1997 and as Controller until 2002. Prior to joining Blackbaud, she served as a Senior Associate with Coopers & Lybrand and as Internal Auditor for The Raymond Corporation. Ms. Strenck serves on the board of directors of the Trident Area Salvation Army.

Timothy V. Williams	59	Timothy V. Williams has served as Blackbaud’s Chief Financial Officer since January 2001. From January 1994 to January 2001 he served as Executive Vice President and CFO of Mynd, Inc. (now Computer Sciences Corporation), a provider of software and services to the insurance industry. Prior to that, Mr. Williams worked at Holiday Inn Worldwide, most recently as Executive Vice President & Chief Financial Officer.

Gerard J. Zink	44	Gerard J. Zink has served as Blackbaud’s Senior Vice President of Customer Support since January 2007. He joined Blackbaud in November 1987, and served as a Customer Support Analyst, Manager of Customer Support and Vice President Customer Support before assuming his current position. Prior to joining Blackbaud, Mr. Zink was employed as a computer consultant by the Diocese of Rockville Center in New York.

None of Blackbaud’s designees is a director of, or holds any position with, Kintera. Blackbaud and Offeror have advised Kintera that, to their knowledge, except as disclosed in the Offer to Purchase, none of Blackbaud’s designees beneficially owns any securities (or rights to acquire any securities) of Kintera or has been involved in any transactions with Kintera or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Blackbaud and Offeror have advised Kintera that to their knowledge, none of Blackbaud’s designees has any family relationship with any director, executive officer or key employees of Kintera.

It is expected that Blackbaud’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Blackbaud’s designees will thereafter constitute at least a majority of the board of directors. This step will be accomplished at a meeting or by written consent of the board of directors providing that the size of the board of directors will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Blackbaud’s designees will constitute at least a majority of the available positions on the board of directors. It is currently not known which of the current directors of Kintera will resign.

CERTAIN INFORMATION CONCERNING KINTERA

The authorized capital stock of Kintera consists of 60,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of the close of business on June 5, 2008, there were 40,520,144 shares of common stock outstanding.

The common stock is Kintera’s only outstanding class of voting securities that is entitled to vote at a meeting of Kintera’s stockholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of the shares of Kintera’s common stock as of June 5, 2008, by (i) each person known to Kintera to be the beneficial owner of 5% or more of the outstanding shares of such common stock, (ii) each executive officer listed in the Summary Compensation Table, (iii) each of Kintera’s directors and (iv) Kintera’s current executive officers and directors as a group. The address for all named executive officers and directors is c/o Kintera, Inc., 9605 Scranton Road, Suite 200, San Diego, California 92121.

Except in cases in which community property laws apply or as indicated in the footnotes to this table, Kintera believes that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

Name or Group of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned (1)
5% Stockholder:
Coghill Capital Management, LLC (2) One N. Wacker Dr., Suite 4350 Chicago, IL 60606	4,114,281		10.2%

Diker Management, LLC (3) 745 Fifth Avenue, Suite 1409 New York, NY 10151	4,069,662		10.0%

Financial & Investment Management Group, Ltd. (4) 111 Cass Street Traverse City, MI 49684	5,578,976		13.8%

Dennis Berman (5) PO Box 675208 Rancho Santa Fe, CA 92067	3,432,136		8.5%

Allen Gruber (6) 7965 Purple Sage San Diego, CA 92127	2,112,993		5.2%

Named Executive Officers:
Richard R. Davidson (7)	272,618		*
Richard LaBarbera (8)	408,260		*
Alexander Fitzpatrick (9)	243,524		*

Directors:
Harry E. Gruber, M.D. (10)	4,103,746		10.1%
Hector Garcia-Molina, Ph.D. (11)	122,184		*
Alfred R. Berkeley III (12)	272,895		*
Deborah D. Rieman, Ph.D. (13)	81,481		*
Robert J. Korzeniewski, C.P.A. (14)	164,794		*
Philip Heasley (15)	179,763		*
Mitchell Tuchman (16)	15,171		*
Executive officers and directors as a Group:	5,911,765	(17)	14.0%

*	Represents less than 1%
(1)

Applicable percentage ownership is based on 40,520,144 shares of common stock outstanding as of June 5, 2008. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days after June 5, 2008, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Based solely on information provided on a Schedule 13G/A filed by Coghill Capital Management LLC with the SEC on February 14, 2008. Pursuant to the Schedule 13G/A, CCM Master Qualified Fund, Ltd., Coghill Capital Management, L.L.C. and Clint D. Coghill are deemed to beneficially own and have shared voting and dispositive powers with respect to such shares. Mr. Coghill is the managing member of Coghill Capital Management, L.L.C., an entity which serves as the investment manager of CCM Master Qualified Fund, Ltd.
(3)	Based solely on information provided on a Schedule 13G/A filed by Diker Management, L.L.C. with the SEC on February 12, 2008. Pursuant to the Schedule 13G/A, as the sole general partner of the Diker Funds, Diker GP, LLP may be deemed to beneficially own and have shared voting and dispositive powers with respect to such shares. Diker Management, LLC serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations.
(4)	Based on information provided on a Schedule 13G filed by Financial & Investment Management Group, Ltd. with the SEC on May 19, 2008. According to the Schedule 13G, as of April 30, 2008, Financial & Investment Management Group, Ltd. is a registered investment advisor, managing individual client accounts. All shares represented on the Schedule 13G are held in accounts owned by the clients of Financial & Investment Management Group, Ltd. Because of this, Financial & Investment Management Group, Ltd. disclaims beneficial ownership.
(5)	Based solely on information provided on a Schedule 13G filed by Dennis Berman with the SEC on February 12, 2008.
(6)	Based solely on information provided on a Schedule 13G filed by Allen Gruber with the SEC on February 13, 2008.
(7)	Includes options to purchase 272,618 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Mr. Davidson.
(8)	Includes options to purchase 408,260 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Mr. LaBarbera.
(9)	Includes options to purchase 243,524 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Mr. Fitzpatrick.
(10)	Based solely on information provided on a Schedule 13G filed by Harry E. Gruber, M.D. with the SEC on February 12, 2008. Includes options to purchase 271,990 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Dr. Gruber.
(11)	Includes options to purchase 122,184 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Dr. Garcia-Molina.
(12)	Includes options to purchase 112,184 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Mr. Berkeley.
(13)	Includes options to purchase 62,184 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Dr. Rieman.
(14)	Includes options to purchase 112,184 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Mr. Korzeniewski.
(15)	Includes options to purchase 112,184 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Mr. Heasley.
(16)	Includes options to purchase 15,171 shares of common stock exercisable within 60 days of June 5, 2008, held in the name of Mr. Tuchman.
(17)	Current executive officers include Mr. LaBarbera, Mr. Davidson, Mr. Fitzpatrick, Mr. Crowder and Mr. Kuligowski.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Kintera has a classified board of directors currently consisting of three Class I directors, two Class II directors and three Class III directors, who will serve until the annual meetings of stockholders to be held in 2010, 2008 and 2009, respectively, or until their respective successors are duly elected and qualified. The names, ages and positions of Kintera’s directors and executive officers as of May 29, 2008 are listed below, together with a brief account of their business experience. There are no family relationships among any of the directors and executive officers.

Name	Age	Position(s)	Director Since
Class I directors:
Alfred R. Berkeley III (1)(3)	63	Chairman of the Board of Directors	2003
Philip Heasley (1)(3)	58	Director	2003
Mitchell Tuchman (2)	51	Director	2007

Class II directors:
Robert J. Korzeniewski, C.P.A. (1)(2)	51	Director	2003
Deborah D. Rieman, Ph.D. (2)(3)	58	Director	2003

Class III directors:
Hector Garcia-Molina, Ph.D. (2)(3)	54	Director	2003
Harry E. Gruber, M.D.	56	Director	2000
Richard LaBarbera	60	President, Chief Executive Officer and Director	2007

Executive officers:
Richard Davidson	45	Chief Financial Officer
Alexander A. Fitzpatrick	41	Senior Vice President, General Counsel and Secretary
Scott Crowder	45	Chief Technology Officer
Jeff Kuligowski	41	Senior Vice President, Sales

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating committee.

Class I Directors (term expires 2010):

Alfred R. Berkeley III, 63, joined Kintera as a director in September 2003 and become chairman of the board of directors on February 2007. Mr. Berkeley currently serves as chairman and chief executive officer of Pipeline Trading Systems LCC. Mr. Berkeley also serves as a director of ACI Worldwide, Inc. Mr. Berkeley was appointed vice chairman of the Nasdaq Stock Market, Inc. in July 2000 and served through July 2003. Mr. Berkeley served as president of Nasdaq from 1996 until 2000. From 1972 to 1996, Mr. Berkeley served in a number of capacities at Alex. Brown & Sons, Inc., including managing director in the corporate finance department where he financed computer software and electronic commerce companies. Mr. Berkeley joined Alex. Brown & Sons, Inc. as a research analyst in 1972 and became a general partner in 1983. From 1985 to 1987, he served as head of information services for the firm. Mr. Berkeley serves and has served on a number of boards of both public and private companies, both for-profit and non-profit. Mr. Berkeley currently serves on the National Infrastructure Advisory Committee for the President. Mr. Berkeley served as a captain in the United States Air Force from 1968 to 1972. Mr. Berkeley holds a B.A. from the University of Virginia and received his M.B.A. from The Wharton School at the University of Pennsylvania.

Philip Heasley, 58, joined Kintera as a director in September 2003. Mr. Heasley is currently president and chief executive officer of ACI Worldwide, Inc., a provider of electronic and related payment services to banks, and has been since March 2005. Prior to that, beginning in 2003, he served as chairman and chief executive officer of Paypower LLC. From 2000 until 2003, Mr. Heasley served as chairman and chief executive officer of First USA Bank, the credit card subsidiary of Bank One Corp. Prior to joining First USA, Mr. Heasley spent 13 years in executive positions at U.S. Bancorp, including six years as vice chairman and the last two years as president and chief operating officer. Before joining U.S. Bancorp, Mr. Heasley spent 13 years at Citicorp, including three years as president and chief operating officer of Diners Club, Inc. Mr. Heasley currently serves as a director of Fidelity National Financial, Inc., Public Radio International and Catholic Charities of Minneapolis and St. Paul. Mr. Heasley was the past chairman of the board of directors of Visa USA, serving in that capacity for six years and also served on the board of directors for Ohio Casualty Corporation and Fair Isaac Corporation. Mr. Heasley holds a B.A. from Marist College and an M.B.A. from Bernard Baruch Graduate School of Business.

Mitchell Tuchman, 51 joined Kintera as a director in May 2007. Mr. Tuchman is currently a sub-advisor to Crestview Capital since January 2006, helping to oversee the firm’s $230 million microcap portfolio. From January 2001 to November 2005, Mr. Tuchman served as a consultant and sub-advisor to Apex Capital, LLC (“Apex”), an Orinda, California based hedge fund, where he advised on their technology micro-cap and special situations portfolio that grew from $30 million to $200 million. Mr. Tuchman continues to comanage with Apex, Net Market Partners, LP, a $28 million venture capital fund. From 1997 to 2000, Mr. Tuchman served as a troubleshooter for venture funds, helping venture-backed Internet companies to optimize their business models, develop strategies, consummate key strategic partnerships and raise capital. He was instrumental in positioning both C2B Technologies for sale to Inktomi and Net Market Makers in their sale to Jupiter Communications. From 1984 to 1997, he led several Silicon Valley companies through strategic transformations as an operating executive. Mr. Tuchman began his career at Atari, Inc., serving there from 1982 to 1984. Mr. Tuchman currently serves as a board member, sits on the audit committee and chairs the compensation committee for Workstream, Inc., a publicly traded company listed on the Nasdaq Capital Market. Mr. Tuchman also serves on the boards of directors of two California based charitable organizations, Community Association for Rehabilitation and National Center for Equine Facilitated Therapy. Mr. Tuchman holds an M.B.A. from Harvard University and a B.S.B.A. from Boston University, graduating with honors and distinction.

Class II Directors (term expires 2008):

Robert J. Korzeniewski, C.P.A., 51, joined Kintera as a director in September 2003. From 2000 until 2008, Mr. Korzeniewski served as executive vice president, corporate and business development of VeriSign, Inc. From 1996 until 2000, Mr. Korzeniewski served as chief financial officer of Network Solutions, Inc. Prior to joining Network Solutions, Mr. Korzeniewski held various senior financial positions at SAIC from 1987 until 1996. Mr. Korzeniewski holds a B.S. from Salem State College.

Deborah D. Rieman, Ph.D., 58, joined Kintera as a director in September 2003. Dr. Rieman currently manages a private investment fund. From July 1995 to December 1999, Dr. Rieman was the president and chief executive officer of CheckPoint Software Technologies, Inc., an Internet security software company. Prior to joining CheckPoint, Dr. Rieman held various executive and marketing positions with Adobe Systems Inc., a computer software company, Sun Microsystems Inc., a computer networking company, and Xerox Corporation, a diversified electronics manufacturer. Dr. Rieman also serves as a director of Corning Inc., Keynote Systems, Inc. and Tumbleweed Communications Corporation. Dr. Rieman holds a B.A. from Sarah Lawrence College and received her Ph.D. in mathematics from Columbia University.

Class III Directors (term expires 2009):

Richard LaBarbera, 60, has served as a director and as president and chief executive officer of Kintera since February 2007. Mr. LaBarbera joined Kintera as chief operating officer in February 2006. Prior to joining Kintera, from July 2004 to February 2006 Mr. LaBarbera served as chief operations and services officer at Echopass Corporation, an integrated customer relationship management (“CRM”) software company. At Echopass, Mr. LaBarbera’s responsibilities included client renewals, customer service, professional services, support, custom application development, IT operations and provisioning. From November 2000 to August 2002, Mr. LaBarbera served as president of Niku Corporation, an enterprise software company now part of Computer Associates that addresses client needs for CRM, portfolio management, resource and project management, and IT management and governance. While at Niku, Mr. LaBarbera was responsible for all operational components of the business, including development, marketing, sales, telesales, professional services and support. From October 1997 to November 2000, Mr. LaBarbera served as senior vice president and general manager of Sybase Inc.’s (NYSE: SY) enterprise solutions division, which was responsible for approximately $800 million of Sybase revenue. In this role, Mr. LaBarbera had direct responsibility for product development, product marketing, worldwide sales, support, education and global professional services functions. In addition, LaBarbera has served in executive roles at Siemens Nixdorf/Pyramid, Octel Communications, Amdahl, Storage Technology Corporation and IBM. Mr. LaBarbera has also served as an advisor and executive consultant to numerous technology companies including Xinify, Value Stream Group and Front Range Solutions. Mr. LaBarbera holds an M.B.A. from Georgia State University.

Harry E. Gruber, M.D., 56, co-founded Kintera and has served as a director since 2000. Dr. Gruber served as president, chief executive officer and chairman of the board of directors until February 2007. Prior to founding Kintera, Dr. Gruber co-founded INTERVU Inc., a publicly held Internet video and audio delivery company, where he served as the Chief Executive Officer from 1995 to 2000, and which was acquired by Akamai Technologies, Inc. in 2000. In 1986, Dr. Gruber founded Gensia Pharmaceuticals, Inc. (subsequently known as SICOR Inc. which was acquired by Teva Pharmaceutical Industries Ltd.) and served as the Vice President, Research of the publicly held biotechnology firm from its inception until 1995. Dr. Gruber was also the founder of two additional public companies: Aramed, Inc., a central nervous system drug discovery company, and Viagene, Inc., a gene therapy company, which was acquired by Chiron Corporation. After completing his training in Internal Medicine, Rheumatology and Biochemical Genetics, Dr. Gruber served on the faculty at the University of California, San Diego from 1977 until 1986. Dr. Gruber previously served as a member of the Board of Overseers of the School of Arts and Sciences of the University of Pennsylvania and as a member of the University of Pennsylvania Medical School Medical Alumni Leadership Council. He also previously served on the UCSD Foundation Board of Directors, where he headed the development committee. He is the author of over 100 original scientific articles and an inventor of 34 issued and numerous pending patents. Dr. Gruber holds a B.A. and an M.D. from the University of Pennsylvania.

Hector Garcia-Molina, Ph.D., 54, joined Kintera as a member of the Technical Advisory Board and has served as a director since September 2003. Dr. Garcia-Molina has been the Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University since October 1995 and has served as chairman of the Department of Computer Science from January 2001 to December 2004. He has been a professor at Stanford University since January 1992. From August 1994 until December 1997, he was the director of the Computer Systems Laboratory at Stanford University. Dr. Garcia-Molina also serves on the board of directors of Oracle Corporation. Dr. Garcia-Molina holds a B.S. in Electrical Engineering from the Instituto Tecnologico de Monterrey, Mexico, and received his M.S. in Electrical Engineering and Ph.D. in Computer Science from Stanford University.

Executive Officers

Richard LaBarbera, 60, has served as a director and as the president and chief executive officer of Kintera since February 2007. Mr. LaBarbera joined Kintera as the chief operating officer in February 2006. For additional information regarding Mr. LaBarbera, see above under “Class III Directors (term expires 2009).”

Richard Davidson, 45, has served as Kintera’s chief financial officer since 2005. Prior to joining Kintera, Mr. Davidson was chief financial officer of inCode Telecom Group, Inc., a provider of professional and engineering services for the wireless industry from 2001 to 2005. Prior to joining inCode, he was chief financial officer of IBM’s $2.5 billion Consumer Division. Prior to that appointment, Mr. Davidson’s IBM career included director, brand finance for the $15 billion IBM Personal Systems Group, where he was responsible for financial management, development, pricing, channel strategy and supply planning for IBM products. Mr. Davidson holds a B.A. in Economics from the University of California, Los Angeles and an M.B.A. in Finance from Carnegie Mellon University, Pennsylvania.

Alexander A. Fitzpatrick, 41, has served as Kintera’s general counsel since 2004 and as senior vice president and general counsel since 2005. Mr. Fitzpatrick was appointed as the secretary in May 2007. Prior to joining Kintera, Mr. Fitzpatrick worked with the strategic transactions division of Vivendi Universal Net USA Group, Inc., the U.S. group of software and internet companies owned by Vivendi Universal S.A., a French entertainment and telecommunications conglomerate, with primary responsibility for mergers and acquisitions. Prior to that position, Mr. Fitzpatrick was a member of the business and corporate departments of the law firms Latham & Watkins LLP and Cooley Godward LLP in San Diego and Rogers & Wells LLP in London, England. Mr. Fitzpatrick holds a B.S. in Mathematics from Georgetown University and his J.D. from the University of California, Berkeley Boalt Hall School of Law.

Scott Crowder, 45, has served as Kintera’s chief technology officer since 2007. Prior to joining Kintera, Mr. Crowder served as chief operating officer of Entriq Corporation’s Application Service Provider business unit from September 2003 to April 2007. Prior to that position, Mr. Crowder worked for Inktomi Corporation, an internet software company focused on delivering scalable search and caching applications to major internet service providers, where he served as vice president of product operations from September 2000 to August 2002. Prior to Inktomi, Mr. Crowder served as senior vice president of technology services for Akamai/Intervu, from June 1998 to June 2000. From May 1985 to June 1998, Mr. Crowder served as director of advanced product support of Sprint Corporation, a telecommunications company. Prior to Sprint Corporation, Mr. Crowder served in the United States Air Force from February 1981 to May of 1985. Mr. Crowder led a team focused on providing telecommunications services for the 5th Combat Communications Group.

Jeffrey C. Kuligowski, 41, has served as Kintera’s senior vice president of sales since March 2008. From August 2006 until joining Kintera, Mr. Kuligowski was managing director of Squanto Consulting Group, a provider of sales management and marketing consulting services. From September 2002 until joining Squanto, he served as Kintera’s senior vice president of sales. Prior to joining Kintera in 2002, Mr. Kuligowski held a variety of sales positions in companies in the telecommunications, software and technology manufacturing industries. Mr. Kuligowski holds a B.A. in Communications and an M.A. in Telecommunications from George Mason University, Arlington.

Board of Directors

Kintera is currently managed by a eight-member Board of Directors. The board of directors has adopted a Code of Ethics, which, along with the written charters for the committees of the board of directors described below, provides the framework for the board of directors’ governance of Kintera. The Code of Ethics and committee charters are posted in the investor relations section of Kintera’s website at www.kintera.com and are available in print free of charge upon written request to Kintera’s general counsel.

As required by NASDAQ listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent”, as affirmatively determined by the listed company’s board of directors. Consistent with these considerations, Kintera’s board of directors has determined that all of the members of the board of directors are “independent” as independence is defined in the applicable NASDAQ listing standards except for Dr. Gruber and Mr. LaBarbera. Dr. Gruber is Kintera’s former Chief Executive Officer, and Mr. LaBarbera is its current Chief Executive Officer and President.

Kintera’s board of directors met 15 times, including telephone conference meetings, and did not act by written consent, during fiscal year 2007. During that year, no current director attended fewer than 75% of the aggregate of (a) the total number of meetings of the board of directors held while he or she was a director and (b) the total number of meetings held by all committees of the board of directors on which he or she then served

(during the periods that he or she served). Kintera’s Board Member Attendance at Annual Meetings Policy provides that all directors are strongly encouraged to attend Kintera’s annual meeting of stockholders. However, Kintera recognizes that personal attendance by all directors is not always possible. All directors then serving on the board of directors attended the 2007 annual meeting of stockholders.

Committees of the Board of Directors

The Board of Directors has three standing committees: the audit committee, compensation committee and nominating committee.

Audit Committee.

Kintera’s audit committee is governed by a written charter, which is available in the investor relations section of its website at www.kintera.com. The members of the audit committee are Alfred R. Berkeley III, Philip Heasley and Robert J. Korzeniewski, C.P.A. The audit committee oversees reviews and evaluates Kintera’s financial statements, accounting and financial reporting processes, internal control functions and the audits of Kintera’s financial statements. The audit committee is also responsible for the appointment, compensation, retention and oversight of Kintera’s independent auditors. Kintera’s board of directors has determined that (i) Mr. Korzeniewski is an audit committee financial expert, as defined in SEC rules and regulations, and (ii) all members of the audit committee are independent as independence is defined in Rule 4200(a)(15) of the applicable NASDAQ listing standards. The audit committee acts pursuant to a written charter. The audit committee met 18 times and did not take action by written consent during fiscal year 2007.

Compensation Committee.

Kintera’s compensation committee is governed by a written charter, which is available in the investor relations section of its website at www.kintera.com. The members of the compensation committee are Deborah D. Rieman, Ph.D., Hector Garcia-Molina, Ph.D., Robert J. Korzeniewski, C.P.A. and Mitchell Tuchman. The compensation committee currently oversees the design and administration of Kintera’s executive compensation program. The compensation committee’s primary objectives in structuring and administering the executive officer compensation program are to:

•	attract, motivate and retain talented and dedicated executive officers;

•	tie annual and long-term cash and stock incentives to achievement of measurable corporate and individual performance objectives;

•	reward individual performance; and

•	reinforce business strategies and objectives for enhanced stockholder value.

To achieve these goals, the compensation committee maintains compensation plans that tie a portion of executives’ overall compensation to key strategic goals such as financial and operational performance, as measured by metrics such as revenue, gross margins and net income. The compensation committee evaluates individual executive performance with a goal of setting compensation at levels the compensation committee believes are comparable with those of executives at other companies of similar size and stage of growth, while taking into account Kintera’s relative performance and own strategic goals.

The principal elements of the executive compensation program are base salary, annual cash bonus awards, long-term equity incentives in the form of stock options, other benefits and perquisites, post-termination severance and acceleration of stock option vesting for certain named executive officers upon termination and/or a change in control. Other benefits and perquisites consist of life and health insurance benefits and a qualified 401(k) savings plan.

Kintera views these components of compensation as related but distinct. Although the compensation committee reviews total compensation, significant compensation derived from one component of compensation should not negate or offset compensation from other components. The appropriate level for each compensation component is determined based in part, but not exclusively, on competitive benchmarking consistent with recruiting and retention goals, internal equity and consistency, and certain other related considerations, such as rewarding extraordinary performance.

The compensation committee has historically performed at least annually a strategic review of Kintera’s executive officers’ compensation to determine whether it provides adequate incentives, motivation and compensation relative to comparable officers in other similarly situated companies.

The compensation committee’s meetings typically have included, for all or a portion of each meeting, not only the committee members but also Kintera’s chief executive officer and chief financial officer. For compensation decisions relating to executive officers other than the chief executive officer, the compensation committee typically considers recommendations from the chief executive officer. When determining compensation for the chief executive officer, the compensation committee takes into account, but does not rely upon, the recommendation of the chief executive officer. Compensation for the chief executive officer has been determined by discussion among and action by the members of the compensation committee acting in consultation with the other independent members of the board of directors.

It is Kintera’s policy generally to qualify compensation paid to executive officers for deductibility under Section 162(m) of the Internal Revenue Code. Section 162(m) generally prohibits Kintera from deducting the compensation of officers that exceeds $1,000,000 unless that compensation is based on the achievement of objective performance goals. Kintera believes the 2003 Equity Incentive Plan is structured to qualify stock options, restricted share and stock unit awards provided thereunder as performance-based compensation and to maximize the tax deductibility of such awards. However, Kintera reserves the discretion to pay compensation to its officers that may not be deductible.

The compensation committee believes it is important when making its compensation-related decisions to be informed as to current practices of similarly situated companies. As a result, the compensation committee reviews third-party surveys and other information collected from public sources for executive officers at peer companies. The compensation committee also receives the recommendation of the chief executive officer on compensation for other executive officers. Historically, the compensation committee has relied only to a limited extent upon third party consultants to advise the compensation committee on compensation matters. In early 2006, the compensation committee engaged a compensation consultant to perform a limited analysis in support of the data regarding executive compensation prepared internally. The internal data compared certain aspects of the compensation program against those of 25 companies with revenue levels ranging from $40 million to $99 million in the software/services industries. In April 2007, the compensation committee commissioned a study conducted by an outside consulting firm that specializes in executive compensation. This study reviewed the cash and equity compensation practices of 23 companies with revenue levels ranging from $33 million to $98 million. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to company-specific business information and objectives, Kintera believes that gathering this information is an important part of its compensation-related decision-making process.

The compensation committee met 12 times and did not take action by written consent during fiscal year 2007.

Nominating Committee.

Kintera’s nominating committee is governed by a written charter, which is available in the investor relations section of its website at www.kintera.com. The members of the nominating committee are Alfred R. Berkeley III, Philip Heasley, Deborah D. Rieman, Ph.D. and Hector Garcia-Molina, Ph.D. and Mitchell Tuchman. In fulfilling its responsibilities, the nominating committee may consider the following factors:

•	the appropriate size of the board of directors and its committees;

•	Kintera’s needs with respect to the particular talents and experience of its directors;

•

the knowledge, skills and experience of nominees, including experience in the software industry, the nonprofit sector, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board of directors;

•	experience with accounting rules and practices;

•	applicable regulatory and securities exchange/association requirements;

•	appreciation of the relationship of Kintera’s business to the changing needs of society; and

•	a balance between the benefit of continuity and the desire for a fresh perspective provided by new members.

The nominating committee’s goal is to assemble a board of directors that brings to Kintera a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the nominating committee also may consider candidates with appropriate non-business backgrounds.

Other than the foregoing factors, there are no stated minimum criteria for director nominees. The nominating committee may consider such other factors as it may deem are in the best interests of Kintera and its stockholders. The nominating committee does, however, recognize that under applicable regulatory requirements at least one member of the board of directors must, and believes that it is preferable that more than one member of the board of directors should, meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that at least a majority of the members of the board of directors must meet the definition of an “independent director” under the applicable NASDAQ listing standards or the listing standards of any other applicable self regulatory organization. The nominating committee also believes it appropriate for certain key members of Kintera’s management to participate as members of the board of directors.

The nominating committee identifies nominees by first evaluating the current members of the board of directors willing to continue in service. Current members of the board of directors with skills and experience that are relevant to Kintera’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the board of directors with that of obtaining a new perspective. If any member of the board of directors up for re-election at an upcoming annual meeting of stockholders does not wish to continue in service, the nominating committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the nominating committee and board of directors will be polled for suggestions as to individuals meeting the criteria of the nominating committee. Research may also be performed to identify qualified individuals. If the nominating committee believes that the board of directors requires additional candidates for nomination, the nominating committee may explore alternative sources for identifying additional candidates. This may include engaging, as appropriate, a third party search firm to assist in identifying qualified candidates.

The nominating committee will evaluate any recommendation for director nominee proposed by a stockholder who (i) has continuously held at least 1% of the outstanding shares of Kintera’s common stock entitled to vote at the annual meeting of stockholders for at least one year by the date the stockholder makes the recommendation and (ii) undertakes to continue to hold the common stock through the date of the meeting. In order to be evaluated in connection with Kintera’s established procedures for evaluating potential director nominees, any recommendation for director nominee submitted by a qualifying stockholder must be received by Kintera no later than 120 days prior to the anniversary of the date proxy statements were mailed to stockholders in connection with the prior year’s annual meeting of stockholders. Any stockholder recommendation for director nominee must be submitted to Kintera’s chief financial officer in writing at 9605 Scranton Road, Suite 200, San Diego, California 92121, and must contain the following information:

•

a statement by the stockholder that he/she is the holder of at least 1% of the outstanding shares of Kintera’s common stock and that the stock has been held for at least a year prior to the date of the submission and that the stockholder will continue to hold the shares through the date of the annual meeting of stockholders;

•	the candidate’s name, age, contact information and current principal occupation or employment;

•

a description of the candidate’s qualifications and business experience during, at a minimum, the last five years, including his/her principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed;

•	the candidate’s resume; and

•	three (3) references.

The nominating committee will evaluate recommendations for director nominees submitted by directors, management or qualifying stockholders in the same manner, using the criteria stated above.

All directors and director nominees must submit a completed form of directors’ and officers’ questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the nominating committee.

The nominating committee met three times and did not take action by written consent during fiscal year 2007.

Communications with Directors

Stockholders interested in communicating with the board of directors may send written correspondence to following address: Chairman of the Board (or Board of Directors or [individual director]) c/o Chief Financial Officer Kintera, Inc., 9605 Scranton Road, Suite 240, San Diego, California 92121. Kintera’s chief financial officer maintains a log of, and delivers to the identified director addressee(s) as soon as practicable, all such correspondence. Additional information regarding stockholder communications with directors is available in Kintera’s Stockholder Communications with Directors Policy, which is posted in the investor relations section of Kintera’s website at www.kintera.com.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table summarizes the compensation paid to or earned by Kintera’s chief executive officers and its other two most highly compensated executive officers for years ended December 31, 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (1)($)	All Other Compensation ($)		Total ($)
Richard LaBarbera, Chief Executive Officer	2007 2006	323,750 264,808	— —	— —	389,217 291,682	18,935 29,566	(2) (3)	731,902 586,056

Richard Davidson, Chief Financial Officer	2007 2006	250,000 200,769	— —	— —	174,159 239,212	— —		424,159 439,981

Harry E. Gruber, M.D., Former Chief Executive Officer	2007 2006	38,268 150,576	— —	— —	191,710 310,540	238,385 —	(4)	468,363 461,116

Alexander A. Fitzpatrick, General Counsel	2007 2006	219,092 195,000	— 60,000	— —	79,119 81,516	— —		298,211 336,516

(1)	Represents the dollar amount recognized for financial statement purposes with respect to fiscal 2006 or 2007, as applicable, for the fair value of stock options granted in prior fiscal years, in accordance with SFAS 123(R).
(2)	Mr. LaBarbera received $18,935 in the form of a housing allowance.
(3)	Mr. LaBarbera received approximately $14,907 in executive relocation benefits and $14,685 in the form of a housing allowance.
(4)	Dr. Gruber received approximately $209,718 in severance benefits when he resigned as Chief Executive Officer in March 2007, plus an additional $18,667 in board fees, and $10,000 in reimbursement of legal fees.

Outstanding Equity Awards at December 31, 2007

The following table sets forth for the number of securities underlying outstanding option awards under Kintera’s equity compensation plans for each named executive officer as of December 31, 2007. There are no outstanding shares of restricted stock held by Kintera’s named executive officers as of December 31, 2007.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Richard LaBarbera	153,847 0	171,153 500,000	(1) (3)	2.56 1.70	2/13/2016 4/2/2017

Richard R. Davidson	131,979 54,425 0 0	68,021 45,575 100,000 50,000	(2) (2) (4) (1)	3.24 2.57 1.70 1.80	5/11/2015 10/27/2015 4/2/2017 9/4/2017

Harry E. Gruber, M.D.	171,122 45,312 0	28,878 54,688 50,000	(2) (1) (1)	7.70 2.13 2.23	7/28/2014 3/9/2016 8/1/2017

Alexander A. Fitzpatrick	64,187 8,850 6,803 30,565 12,129 64,447 0 0	0 0 5,697 19,435 4,021 21,366 25,000 50,000	(2) (2) (2) (2) (1) (1)	2.92 2.92 2.57 2.57 2.24 2.24 1.30 2.23	4/12/2014 7/28/2014 10/27/2015 7/21/2015 7/29/2014 4/12/2014 2/1/2017 8/1/2017

(1)	The shares underlying this option vest over a four-year period; 25% of the options underlying the grant become exercisable on the first anniversary of the date of grant and the remaining 75% of shares with respect to such grant vest monthly over the remaining three years.
(2)	The shares underlying this option vest over a four-year period; 25% of the options underlying the grant become exercisable on the first anniversary of the date of grant and the remaining 75% of shares with respect to such grant vest daily over the remaining three years.
(3)	250,000 shares are subject to time-based vesting over 4 years, 125,000 will vest in full if Kintera meets the achievement of board-approved targets for the 2008 fiscal year, and the remaining 125,000 will not vest because the vesting of these shares was to occur in full if Kintera met the board-approved 2007 financial plan, which was not achieved.
(4)	50,000 shares are subject to time-based vesting over 4 years, 25,000 will vest in full if Kintera meets the achievement of board-approved targets for the 2008 fiscal year, and the remaining 25,000 will not vest because the vesting of these shares was to occur in full if Kintera met the board-approved 2007 financial plan, which was not achieved.

Employment Agreements

Executive Agreement with Richard LaBarbera

On August 1, 2007, Kintera entered into an Executive Employment Agreement with Richard LaBarbera, the president and chief executive officer, pursuant to which, among other things, Mr. LaBarbera will receive an annual base salary of $330,000 and will be eligible for an annual performance-based bonus of up to seventy percent of his base salary based on the achievement of certain goals and objectives established by the board. In addition, if Mr. LaBarbera is terminated without cause, he will be eligible to receive continued payment of his annual base salary and health care coverage, as in effect on the date of such termination, for twelve months. If within the period two months prior to and two years following a change in control Mr. LaBarbera resigns for good reason or is terminated without cause, Mr. LaBarbera will be eligible to receive (i) in a lump sum within fifteen business days after the date of termination, an amount equal to the sum of his base salary in effect at the time of termination and the maximum annual bonus for which he is eligible at the time of termination, (ii) health care coverage as in effect on the date of termination for twelve months and (iii) immediately vesting of one hundred percent (100%) of all restricted stock, unvested stock options and other equity based compensation awards held by him as of the date of such termination. In addition, subject to certain conditions set forth in the Executive Employment Agreement, Mr. LaBarbera will continue to be reimbursed for certain documented costs and expenses incurred directly in connection with his maintenance of a residence in San Diego and, as applicable, certain relocation costs and expenses.

Compensation for Mr. LaBarbera is subject to normal periodic review by the compensation committee. Mr. LaBarbera’s current base salary, as approved by the board of directors, is $330,000, and he is currently eligible to receive an annual bonus of up to 70% of his annual base salary. Mr. LaBarbera is eligible to participate in any and all plans providing general benefits to employees, subject to the provisions, rules and regulations applicable to each such plan.

Mr. LaBarbera’s offer letter also provided that he be granted an option to purchase 325,000 shares of common stock under Kintera’s 2003 Equity Incentive Plan. This option was granted on February 13, 2006, his initial date of employment, with an exercise price of $2.56 per share. The option vests over a four year period.

Executive Agreement with Richard Davidson

Pursuant to the offer letter to Mr. Davidson dated May 7, 2005, Mr. Davidson is entitled to receive an initial annual salary of $200,000 and is eligible for an annual performance bonus of up to 50% of his base salary, based on financial and other performance criteria. Compensation for Mr. Davidson is subject to normal periodic review by the compensation committee. Mr. Davidson’s current base salary, as approved by the board of directors, is $250,000, and he is currently eligible to receive an annual bonus of up to 50% of his annual base salary. Mr. Davidson is eligible to participate in any and all plans providing general benefits to employees, subject to the provisions, rules and regulations applicable to each such plan.

In addition, pursuant to the terms of the offer letter, Mr. Davidson received options to purchase 200,000 shares of common stock under Kintera’s 2003 Equity Incentive Plan. This option was granted on May 11, 2005, with an exercise price of $3.24 per share. Under the terms of the offer letter, options to purchase 50% of the unvested shares underlying the stock option granted to him in connection with the offer of employment (options to purchase 58,988 shares of common stock as of December 31, 2006) will vest upon the consummation of a change of control (as that term is defined in the 2003 Equity Incentive Plan).

Mr. Davidson’s employment may be terminated at any time, with or without cause, by Mr. Davidson or Kintera.

Executive Employment Agreement with Alexander A. Fitzpatrick

On October 4, 2007, Kintera entered into an Executive Employment Agreement with Alexander A. Fitzpatrick, the senior vice president, general counsel and secretary. If Mr. Fitzpatrick is terminated without cause, he will be eligible to receive continued payment of his annual base salary and health care coverage, as in effect on the date of such termination, for six months. If within the period two months prior to and two years following a change in control Mr. Fitzpatrick resigns for good reason or is terminated without cause, Mr. Fitzpatrick will be eligible to receive (i) in a lump sum within fifteen business days after the date of termination, an amount equal to the sum of fifty percent of his base salary in effect at the time of termination and fifty percent of the maximum annual bonus for which he is eligible at the time of termination, (ii) health care coverage as in effect on the date of termination for six months and (iii) immediately vesting of one hundred percent (100%) of all restricted stock, unvested stock options and other equity based compensation awards held by him as of the date of such termination.

Director Compensation

The following table summarizes compensation that Kintera’s directors (other than directors who are named executive officers) earned during 2007 for services as members of the board of directors.

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Alfred R. Berkeley III (1), (2)	2007	—	31,333	85,851	—	117,184
Hector Garcia-Molina, Ph.D. (3)	2007	20,667	—	85,851	—	106,518
Philip Heasley (2), (4)	2007	—	22,667	85,851	—	108,518
Robert Korzeniewski (5)	2007	—	24,667	85,851	—	110,518
Deborah Rieman, Ph.D. (6)	2007	—	23,333	85,851	—	109,184
Dennis Berman (7)	2007	6,708	—	65,984	—	72,692
Mitch Tuchman (8)	2007	30,624	—	14,640	—	45,264

(1)	Mr. Berkeley receives $10,000 as chairman of the board of directors and $3,000 as chairman of Nominating Committee in addition to his non-employee director fees. He had options to purchase 150,000 shares of common stock outstanding as of December 31, 2007.
(2)	Members of the audit committee receive $3,000 in addition to their non-employee director fees.
(3)	Dr. Garcia-Molina had options to purchase 160,000 shares of common stock outstanding as of December 31, 2007.
(4)	Mr. Heasley had options to purchase 150,000 shares of common stock outstanding as of December 31, 2007.
(5)	Mr. Korzeniewski receives $6,000 as chairman of the audit committee in addition to his non-employee director fees. He had options to purchase 150,000 shares of common stock outstanding as of December 31, 2007.
(6)	Dr. Rieman receives $4,000 as chairman of the compensation committee in addition to her non-employee director fees. She had options to purchase 150,000 shares of common stock outstanding as of December 31, 2007.
(7)	Mr. Berman served as a member of the board from his resignation until July 2007.
(8)	Mr. Tuchman was elected to the board of directors in May 2007. He had options to purchase 50,000 shares of common stock outstanding as of December 31, 2007.

Summary of Director Compensation

For the fiscal year ended December 31, 2006 and through May 2, 2007, each of Kintera’s non-employee directors earned a stipend of $1,000 per month of service. On May 3, 2007, and in connection with a report on director compensation by an independent consultant, the compensation committee proposed changes in the director compensation program that were adopted by the full board of directors that day. Commencing on May 3, 2007, the directors will be compensated on an annual basis as follows:

•	Each non-employee director will receive a base fee of $25,000.

•	The chairman of the board of directors, who is a non-employee director, will receive an additional fee of $10,000.

•	The chairman of the audit committee will receive an additional fee of $6,000, and the other members of the audit committee will receive $3,000.

•	The chairman of the compensation committee will receive an additional fee of $4,000.

•	The chairman of the nominating committee will receive an additional fee of $3,000.

Directors are reimbursed for reasonable expenses incurred with attending board of director and committee meetings.

Also on May 3, 2007, the board of directors approved a program whereby non-executive directors can choose to receive restricted stock in lieu of cash compensation. The compensation committee adopted this plan in order to conserve cash that would otherwise be paid to such non-employee directors. Directors choosing to receive restricted stock instead of cash compensation will receive such grants once per calendar year under the 2003 Equity Incentive Plan. Vesting of the restricted stock will occur monthly on a pro rata basis, with 1/12 of the grant vesting on the first of each month of continued service as a non-employee director. Unvested restricted stock is subject to forfeiture in the event that the recipient terminates his or her service to the board. Beginning in 2008, such annual stock grants will be valued on the first trading day of each calendar year. Each non-employee director was also given the opportunity to elect to receive earned but unpaid director fees for periods prior to May 3, 2007 in the form of fully vested shares of restricted stock to be issued under the 2003 Equity Incentive Plan.

Upon election to the board of directors, each non-employee director is granted an initial option to purchase up to 50,000 shares of common stock at the then fair market value pursuant to the terms of the 2003 Equity Incentive Plan. In addition, each non-employee director is automatically granted an option to purchase up to 25,000 shares of common stock if he or she remains on the board of directors on the date of each annual meeting of stockholders (unless he or she joined the board of directors within six months of such meeting). Twenty-five percent (25%) of such grants vest one year after their date of grant, and the remaining 75% are to vest in equal daily installments over a period of three years thereafter. Such vesting is conditioned on continued status as one of the directors. The options and unvested shares of restricted stock granted in accordance with the preceding paragraph will become fully vested immediately prior to a change in control of Kintera. Kintera’s directors are also eligible for discretionary option grants under the terms of the 2003 Equity Incentive Plan. Other than as described above, the board of directors made no changes to the equity compensation grant practices for directors for the fiscal year ending December 31, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures With Respect To Related Person Transactions

Pursuant to Kintera’s audit committee charter, all transactions between Kintera and any of its directors, executive officers or related persons, as defined by SEC rules and regulations, are subject to review by the audit committee.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the executive officers, directors and persons who beneficially own more than 10% of Kintera’s common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC rules and regulations to furnish Kintera with copies of all Section 16(a) forms filed by such person.

Based solely on Kintera’s review of such forms furnished to it and written representations from such reporting persons, Kintera believes that all filing requirements applicable to its executive officers, directors and more than 10% stockholders in 2007 were complied with.

ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is

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required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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